UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

4 August, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Published ING Group Condensed consolidated interim financial information for the period ended 30 June 2016, as published on 3 August 2016.

ING Group Condensed

consolidated interim financial

information for the period ended

30 June 2016

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	1

Interim report

Introduction

ING is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries. The Group consists of ING Groep N.V., ING Bank N.V. and other group entities.

ING Group evaluates the results of its Banking segments using a financial performance measure called underlying result. Underlying result is defined as the result under IFRS-EU, excluding the impact of divestments, special items and Legacy insurance. Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Legacy insurance consists of the results from discontinued operations and the results from Insurance Other.

The breakdown of underlying net result by segment and the reconciliation between IFRS-EU and the underlying net result is included in Note 19 ‘Segments’. Disclosures on comparative periods also reflect the impact of current period’s divestments.

ING Group consolidated results

ING Group Total
					1 January to 30 June 2016	1 January to 30 June 2015
6 month period	ING Bank N.V.	Other Banking	Total Banking	Legacy insurance	Total	Total
Underlying income	8,666	–32	8,634		8,634	8,507
Underlying expenses	5,441	–2	5,439		5,439	5,245

Underlying result before taxation	3,225	–30	3,195		3,195	3,262
Taxation	909	–11	898		898	921
Non-controlling interests	39		39		39	36

Underlying net result	2,277	–19	2,259		2,259	2,304
Divestments/Special items	–13		–13		–13	339
Other				–136	–136	15
Net result from discontinued operations[1]				442	442	–532

Net result IFRS-EU (continuing and discontinued operations) attributable to equity holder of the parent	2,265	–19	2,246	306	2,552	2,127

1	Net result from discontinued operations, for the six months ended 30 June 2015, is adjusted as a result of the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting approach NN Group Anchor investment transaction.

ING posted solid results in the first half of 2016. The underlying net profit was EUR 2,259 million, down 2.0% compared with the first half of 2015, due to significantly higher regulatory costs. ING Group’s first half net result was EUR 2,552 million, up 20.0%, compared with EUR 2,127 million in the same period of 2015.

ING Banking underlying results before taxation declined 2.1% to EUR 3,195 million from EUR 3,262 million in the first six months of last year. The underlying effective tax rate was 28.1% compared with 28.2% in the first six months of 2015.

In the first half of 2016, ING Group’s net result included EUR –13 million of special items, EUR 442 million net result from discontinued operations of NN Group and EUR –136 million from Insurance Other, reflecting a lower valuation of warrants on NN Group and Voya shares, compared with year-end 2015. ING Group’s net result in the first six months of 2015 included EUR –27 million of special items, EUR 367 million result on divestments, EUR –532 million net result from discontinued operations, and EUR 15 million result from Insurance Other and intercompany eliminations between ING Bank and NN Group until deconsolidation at the end of May 2015.

With the successful sale of the remaining ordinary shares of NN Group, ING completed its divestment programme in April 2016.

Banking operations

Consolidated results of operations

ING’s banking operations posted a solid set of results in the first six months of 2016, despite significantly higher regulatory costs. Net profit declined to EUR 2,246 million from EUR 2,644 million in the first six months of 2015. Net result in the first six months of 2016 included EUR –13 million of special items after tax and were fully related to restructuring programmes in Retail Netherlands that were announced before 2013. Divestments and special items in the first six months of 2015 amounted to EUR 339 million and related to a EUR 367 million gain on the merger between ING Vysya Bank and Kotak Mahindra Bank and EUR –27 million after-tax charges for the earlier announced restructuring programmes in Retail Netherlands.

Excluding divestments and special items, ING Bank posted an underlying net profit of EUR 2,259 million in the first six months of 2016, down 2.0% from EUR 2,304 million in the same period last year.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	2

The underlying result before tax decreased 2.1% to EUR 3,195 million from EUR 3,262 million in the first six months of last year. The first half of 2016 included EUR 20 million of negative credit valuation and debt valuation adjustments (CVA/DVA) recorded in Wholesale Banking and the Corporate Line versus a EUR 207 million positive CVA/DVA impact in the first half of 2015. Regulatory expenses were significantly higher at EUR 571 million from EUR 235 million a year ago. Excluding regulatory expenses and CVA/DVA impacts, the underlying result before tax increased by EUR 495 million, or 15.0%, on the first half of 2015. Income benefitted from robust commercial performance and was furthermore supported by a EUR 200 million one-time gain on the sale of Visa shares, while the first six months of 2015 was negatively affected by EUR 127 million of non-recurring charges related to the mortgage portfolios of Italy and Belgium. Underlying expenses rose 9.1% on the first six months of last year, mainly due to higher regulatory costs, while risk costs declined by 27.3%.

Total underlying income rose 1.5% to EUR 8,634 million from EUR 8,507 million in the first six months of 2015, despite a EUR 227 million negative swing in CVA/DVA. Interest result rose by EUR 237 million, or 3.8%, driven by volume growth in both non-mortgage customer lending and customer deposits. The interest result on customer lending activities increased slightly, driven by higher volumes in non-mortgage customer lending, while the overall lending margin was somewhat lower. The interest result on customer deposits was also up as volume growth and an improved margin on savings accounts (supported by the lowering of client rates in several countries), was partly offset by lower margins on current accounts due to declining reinvestment yields. The growth of the interest result was furthermore supported by improved interest results on Bank Treasury activities and in the Corporate Line, while Financial Markets interest results were slightly lower. The underlying interest margin improved by five basis points to 1.50% in the first six months of 2016 compared with 1.45% in the same period of last year. Commission income increased to EUR 1,217 million from EUR 1,189 million last year. Investment income rose to EUR 243 million, from EUR 137 million in the first half of 2015. This is including EUR 163 million of realised gains on ING’s direct memberships in Visa Europe. Other income declined to EUR 659 million from EUR 902 million last year. This is including EUR 38 million of gains on the sale of Visa shares related to INGs indirect membership in Visa Europe in the first six months of 2016 and the aforementioned negative swing in CVA/DVA impacts, while the first six months of 2015 included EUR 127 million of non-recurring charges related to the mortgage portfolios of Italy and Belgium due to higher prepayments and renegotiations than expected. Excluding these volatile items, other income declined by EUR 181 million on the same period of 2015, mainly due to less positive hedge ineffectiveness results and lower revenues from Financial Markets.

Underlying operating expenses increased by EUR 408 million, or 9.1%, to EUR 4,868 million. Expenses in the first six months of 2016 included EUR 571 million of regulatory costs (versus EUR 235 million in the same period of 2015) and a EUR 146 million addition to the provision for Dutch SME and Real Estate Finance clients with interest rate derivatives, which were partly offset by a EUR 116 million one-off procured cost savings in Belgium. Excluding these items, operating expenses increased by EUR 42 million to EUR 4,267 million, mainly visible in the Retail Challengers & Growth Markets to support business growth and in Corporate line, where the first six months of 2015 included the release of a legal provision, partly offset by favourable currency impacts. The cost/income ratio was 56.4% compared with 52.4% in the first half of 2015.

Net additions to loan loss provisions declined to EUR 571 million compared with EUR 785 million last year, mainly visible in Retail Netherlands reflecting the improved sentiment in the Dutch housing market and lower risk costs in business lending. Risk costs were annualised 36 basis points of average risk-weighted assets compared with 52 basis points of average risk weighted assets in the first half of 2015.

Retail Netherlands

Underlying result before tax of Retail Netherlands declined to EUR 661 million from EUR 778 million in the first six months of 2015, due to higher operating expenses and lower income, partly offset by lower risk costs.

Total underlying income declined by EUR 72 million, or 3.2%, to EUR 2,159 million, compared with EUR 2,231 million in the first six months in 2015. The interest result decreased 0.8%, reflecting lower lending volumes (mainly related to the WUB legacy portfolio) and margin pressure on current accounts due to the low interest rate environment, which could only partly be compensated by improved margins on customer lending and savings accounts. Customer lending declined by EUR 1.7 billion - this was mainly caused by the continued transfer of WestlandUtrecht Bank (WUB) mortgages to NN Group and the run-off in the WUB portfolio. The total mortgage portfolio declined in the first six months of 2016 by EUR 1.9 billion, of which EUR 1.6 billion was in WUB. The net production in other customer lending (excluding Bank Treasury) was EUR –0.5 billion, mainly due to low demand in business lending. Net customer deposits (excluding Bank Treasury) grew by EUR 8.1 billion in the first half of 2016. Investment and other income declined by EUR 80 million, mainly due to the positive hedge ineffectiveness results related to the Dutch mortgage hedge accounting programme, which were booked in the first half of 2015. This was partly offset by a EUR 18 million gain on the sale of Visa shares in the first half of 2016.

Operating expenses rose by EUR 239 million to EUR 1,400 million. This predominantly reflects the EUR 103 million regulatory costs recorded in 2016 (versus nil in the first half of 2015) and a EUR 126 million addition to the provision for compensation for SME clients with interest rate derivatives, as well as additional redundancy costs. These increases were partly offset by lower IT change costs. At the end of June 2016, the cost-savings programmes of Retail Netherlands had realised EUR 475 million of cost savings (since their start in 2011), out of a targeted total amount of EUR 675 million by the end of 2017.

The net addition to loan loss provisions declined to EUR 99 million from EUR 292 million in the first half of 2015. Of this decline, EUR 63 million was attributable to lower net additions for Dutch mortgages, reflecting the improved sentiment in the Dutch housing market and EUR 98 million of lower risk costs related to business lending.

Retail Belgium

Retail Belgium’s underlying result before tax increased to EUR 507 million from EUR 395 million in the first six months of 2015, mainly due to lower expenses and increased income.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	3

The underlying income rose by EUR 27 million, or 2.1%, to EUR 1,325 million compared with EUR 1,298 million last year, due to higher investment and other income. The interest result declined by EUR 27 million, or 2.7%, reflecting lower margins on mortgages and the accelerated amortisation of deferred acquisition costs at Record Bank, combined with lower prepayment fees. This was partly compensated by volume growth. The lending portfolio increased by EUR 2.8 billion in the first half of 2016, of which EUR 0.8 billion was in residential mortgages and EUR 2.0 billion in other lending. Customer deposits increased by EUR 2.2 billion, entirely in current accounts. Investment and other income increased to EUR 148 million from EUR 85 million in the first half of 2015, supported by a EUR 30 million one-time gain related to the sale of Visa shares, while last year included a EUR 30 million non-recurring charge on hedges related to mortgages.

Operating expenses decreased by EUR 85 million (or 10.4%) to EUR 730 million compared with the first half of 2015. Excluding regulatory costs and the EUR –95 million one-off procured cost savings in the first six months of 2016, operating expenses were EUR 654 million compared with EUR 684 million in the same period of 2015.

The net addition to the provision for loan losses was virtually stable at EUR 89 million compared with a year ago.

Retail Germany

Retail Germany’s underlying result before tax declined to EUR 452 million from EUR 503 million in the first six months of 2015, mainly due to higher operating expenses, partly offset by increased income.

The underlying income increased to EUR 985 million in the first half of 2016 compared with EUR 939 million a year ago, mainly due to higher interest results. The interest result rose 6.7% to EUR 839 million, mainly due to higher interest result in Bank Treasury and further supported by volume growth in both customer lending and customer deposits. Margins declined, mainly attributable to the low interest rate environment. Despite the reduction of client savings rates, customer deposits increased by EUR 3.3 billion in the first half of 2016. Core lending, which excludes Bank Treasury products, increased by EUR 1.7 billion, of which EUR 1.3 billion was attributable to residential mortgages and EUR 0.4 billion to consumer lending. Bank Treasury products (primarily reverse purchase agreements and call money) decreased by EUR 0.5 billion in the first six months of 2016. Investment and other income decreased by EUR 10 million as a EUR 44 million one-time gain on the sale of Visa shares was below last year’s realised gains.

Operating expenses increased by EUR 100 million, or 24.4%, compared with the first half of 2015. The increase was next to EUR 65 million higher regulatory costs, mainly due to higher headcount at both ING-DiBa and Interhyp, as well as investments to support business growth and to attract primary banking clients.

The net addition to the provision for loan losses was EUR 22 million versus EUR 27 million a year ago.

Retail Other

Retail Other’s underlying result before tax increased to EUR 422 million from EUR 268 million in the first six months of last year, which included EUR –97 million of non-recurring charges in Italy and EUR 33 million of gains on the sale of white-label mortgages in Australia. The remaining increase was mainly attributable to a EUR 109 million one-time gain on the sale of Visa shares in a number of countries.

Total underlying income increased by EUR 213 million, or 18.4%, to EUR 1,371 million from EUR 1,158 million in the first half of 2015. This increase was driven by improved commercial results across most of the business units and the one-time Visa gain, while the first six months of 2015 included the aforementioned one-off loss in Italy and the aforementioned gains in Australia. The positive impacts on revenues were partly offset by negative currency impacts, primarily attributable to the weaker Turkish lira, Polish zloty and Australian dollar. Interest income increased 6.7% on last year, stemming from higher volumes in most countries, despite margin pressure. The net inflow in customer deposits in the first half of 2015, adjusted for currency impacts and Bank Treasury, was EUR 3.6 billion, with largest increases in Spain and Poland. The net production in customer lending (also adjusted for currency effects and Bank Treasury) was EUR 3.5 billion, with growth also mainly in Spain and Poland.

Operating expenses increased by EUR 32 million (or 4.2%) to EUR 828 million compared with the first half of 2015. This was due to EUR 44 million higher regulatory costs, which were partly offset by positive currency impacts.

The net addition to loan loss provisions increased by EUR 27 million to EUR 122 million compared with EUR 95 million a year ago, mainly visible in Turkey.

Wholesale Banking

In the first six months of 2016, the underlying result before tax was EUR 1,282 million, down from EUR 1,573 million in the same period last year, mainly due to lower income and higher expenses, while risk costs declined on last year. Excluding a EUR 210 million negative swing in CVA/DVA adjustments, the result declined by EUR 81 million, or 5.8%, from a year ago.

Underlying income declined by EUR 273 million, or 8.9%, to EUR 2,787 million in the first half of 2016, mainly in Financial Markets, which included EUR 34 million of negative CVA/DVA adjustments this year, compared with EUR 176 million of positive adjustments last year. Excluding CVA/DVA impacts, total underlying income was 2.1% lower, mainly due to challenging conditions in Financial Markets in the first half of 2016 and lower non-recurring results on the sale of real estate assets. This was largely offset by higher income in Industry Lending.

Total interest result increased by EUR 47 million, or 2.6%, on the first six months of 2015, driven by continued volume growth at resilient margins in Industry Lending and higher interest income in Bank Treasury, partly offset by lower interest results in Financial Markets and General Lending & Transaction Services.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	4

Commission income increased by EUR 29 million, or 5.9%, on last year, mainly due to higher fee income in Industry Lending and Financial Markets. Investment and other income amounted to EUR 436 million, down from EUR 785 million in the first half of 2015. This decline was for the larger part attributable to Financial Markets, which included EUR 34 million of negative CVA/DVA adjustments this year versus EUR 176 million of positive adjustments in the first half of 2015, and the aforementioned lower real estate results.

Operating expenses were EUR 1,265 million, or 5.2% higher compared with the same period in 2015, mainly due to significantly higher regulatory costs. Excluding the impact from regulatory costs (EUR 104 million in the first half of 2016 versus EUR 21 million a year ago), operating expenses declined 1.8% on the first half of 2015, driven by cost savings, a EUR 21 million one-off expense adjustment in Belgium, and lower IT change costs. These factors were partly offset by a EUR 20 million additional provision taken for potential compensation related to certain floating interest rate loans and interest rate derivatives for Real Estate Finance clients in the Netherlands, as well as inflationary impacts and expenses related to higher FTEs to support business growth, mainly in Industry Lending. The previously announced restructuring programmes are on track to realise EUR 340 million of cost savings by the end of 2017. At the end of June 2016, EUR 295 million of cost savings had already been realised. The underlying cost/income ratio in the first half of 2016 was 45.4%, compared with 39.3% a year ago.

Net addition to loan loss provisions declined to EUR 240 million from EUR 283 million in the first half of 2015, mainly reflecting lower risk costs in General Lending & Transaction Services.

Corporate Line

The Corporate Line reported an underlying result before tax of EUR –128 million compared with EUR –256 million in the first half of 2015. Total income improved to EUR 7 million from EUR –180 million a year ago, mainly due to lower financing charges, the release of a hedge reserve, a positive swing in fair value variation and the run-off in the legacy portfolio, while last year included a EUR 16 million loss on the de-recognition of a hybrid loan from capital. DVA on own-issued debt dropped to EUR 15 million from EUR 31 million a year ago. Expenses increased to EUR 135 million from EUR 76 million in the first half of 2015, due to higher shareholders expenses and increased charges for regulatory supervision, while last year included a release of a legal provision; this was partly offset by lower expenses for share based payments.

ING Group statement of financial position (‘balance sheet’)

ING Group’s balance sheet decreased by EUR 120 billion to EUR 886 billion at 30 June 2016 from EUR 1,005 billion at the end of 2015. The year-end 2015 figure includes an upward restatement of EUR 163 billion as ING has changed its accounting policy for the offsetting of cash pooling arrangements (according to IFRS requirements). The restatement is visible in the lines Loans and advances to customers and Customer deposits. If the year-end cash pooling arrangements would be presented on a net basis, the balance sheet would show an increase of EUR 44 billion, reflecting continued commercial growth.

Cash and balances with central banks

Cash and balances with central banks increased by EUR 5 billion to EUR 26 billion.

Amounts due from/and to banks

Amounts due from banks decreased by EUR 1 billion to EUR 29 billion. Amounts due to banks increased by EUR 1 billion to EUR 35 billion, partly due to ING’s higher usage of TLTRO funds.

Financial assets/liabilities at fair value

Financial assets at fair value through profit or loss increased by EUR 17 billion to EUR 155 billion, mainly due to increased repo activity and higher valuations of trading derivatives, following the decrease of long-term interest rates. Financial liabilities at fair value through profit or loss increased by EUR 25 billion to EUR 131 billion.

Investments

Investments increased by EUR 2 billion to EUR 96 billion at the end of June 2016. The increase mainly concerned debt securities available-for-sale.

Loans and advances to customers

Loans and advances to customers decreased by EUR 146 billion to EUR 555 billion. If the year-end 2015 cash pooling arrangements would be presented on a net basis, an increase of EUR 18 billion would result. This increase was due to new production, which was only partly offset by maturities and repayments. At Bank Treasury loans and advances decreased by EUR 1 billion (mainly due to lower investment portfolio management).

Assets held for sale

Assets held for sale relate to ING’s remaining stake in NN Group which was EUR 2 billion at year-end 2015, and which was sold in January and April, resulting in zero assets held for sale by the end of June 2016.

Debt securities in issue

The decrease of EUR 2 billion to EUR 119 billion in Debt securities in issue was mainly caused by EUR 9 billion decrease of long term debt (maturing of senior and covered debt outpaced new issuance of senior debt), partly offset by EUR 7 billion higher CD/CPs.

Customer deposits

Customer deposits decreased by EUR 151 billion to EUR 513 billion. If the year-end 2015 cash pooling arrangements would be presented on a net basis, an increase of EUR 12 billion would have resulted, mainly due to higher customer deposits at Retail Banking reflecting ING Bank’s strength as a deposit gatherer.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	5

Shareholders’ equity

Shareholders’ equity increased by EUR 1 billion to EUR 49 billion. The increase was largely caused by the EUR 3 billion net result for the first half of 2016, partly offset by the EUR 2 billion payment of the final dividend for the year 2015.

Other assets/liabilities

Other assets increased by EUR 7 billion, mainly due to a higher amount of financial transactions pending settlement relative to the low amount of unsettled balances at year-end. Other liabilities increased by EUR 6 billion, approximately mirroring the rise of unsettled balances of financial transactions at the asset side.

Capital management

ING Group

As of 1 January 2014, the CRR/CRD IV capital rules entered into force. The capital position reflects own funds according to the Basel III rules as specified in the CRR/CRD IV. As CRD IV will be phased in gradually until 2019, the CRD IV positions will reflect the capital according to the 2019 end-state rules (fully-loaded) and the 2016 rules (phased-in). The fully-loaded percentage is calculated on the basis of immediate and full implementation and disregarding the possible impact of future management actions.

ING Group further strengthened its capitalisation in the first half of 2016 benefiting from completing the divestment of NN Group. Risk-weighted assets decreased marginally in the first half of 2016. As a result, ING Group’s fully loaded CET1 ratio improved from 12.7% at the end of 2015 to 13.1% at the end of June 2016. ING has decided not to include the first-half interim profits in common equity Tier 1 capital. This will provide flexibility to decide on a final dividend pay-out for the 2016 financial year. As part of its dividend policy, ING aims to pay an interim with its half-year results. The interim cash dividend has been set at EUR 0.24 per ordinary share which is the same interim dividend per share as in 2015. The interim dividend will be paid in August 2016.

ING Bank

ING Bank’s fully-loaded CRR/CRD IV common equity Tier 1 ratio at the end of June 2016 was 12.2%, up 0.7 percentage point compared to year-end 2015, thereby complying with the CRR/CRD IV solvency requirements. Retained earnings were partly offset by RWA growth.

At the end of June 2016, ING Bank’s total RWA was EUR 317.0 billion, a decrease of EUR 1.2 billion in the first half of 2016.

Credit RWA increased by EUR 2.4 billion to EUR 267.9 billion. Market RWA decreased by EUR 1.3 billion to EUR 8.3 billion, while Operational RWA decreased by EUR 2.3 billion to EUR 40.8 billion.

Risk management

Banking

ING Bank’s NPL ratio improved to 2.3% in the first half-year of 2016 with a coverage ratio of 40.9%, as result of both portfolio growth and reduction of non-performing loans (NPLs). The funding profile remains strong with a loan-to-deposit ratio of 1.05 and successfully issued EUR 5.4 billion of long-term senior unsecured debt, EUR 1.0 billion of CRD IV eligible Tier 2 securities and EUR 0.5 billion of RMBS with a tenor of one year or more.

Credit risk management

ING Bank’s non-performing loans (NPLs) expressed as a percentage of lending credit outstandings further improved. The NPL ratio decreased in the first half-year of 2016 to 2.3% from 2.5% at the end of 2015. This decrease was mainly caused by a EUR 1.0 billion reduction in NPLs, mainly in residential mortgages Netherlands and Real Estate Finance, while the increase in total credit outstandings also had a positive, but smaller, impact.

In Retail Netherlands, the NPLs for residential mortgages decreased more strongly than the credit outstandings, resulting in a further decline in the NPL ratio to 1.5% from 1.9% at year-end 2015. The NPL ratio for the portion of the Dutch mortgage portfolio that is 90+ days overdue decreased to 0.7% from 0.9% at year-end 2015. The NPL ratio for the Business Lending Netherlands portfolio slightly decreased to 7.5% from 7.8% at year-end of 2015, due to a reduction in NPL amounts.

For Retail Belgium, the NPL ratio for residential mortgages decreased slightly to 3.1% compared with 3.3% at the end of 2015 mainly caused by a lending growth. The NPL ratio for the portion that is 90+ days overdue also decreased to 1.1% from 1.3%. For Retail Challengers & Growth Markets, the NPL ratio remained flat at 1.3% as the improvement in residential mortgages in Germany and Other Challengers & Growth Markets was offset by a deterioration in Other lending in Germany and Other Challengers & Growth Markets.

In Wholesale Banking, the NPL ratio decreased to 2.5% from 2.8% at year-end 2015, driven by a decline of non-performing loans, mainly observable in Real Estate Finance, combined with lending growth. In Real Estate Finance, the NPL ratio dropped by 1.8 percentage points to 3.0% due to net outflow of NPLs. This was partially offset by the structured Finance portfolio, where the NPL ratio increased to 2.4% from 2.2% as the increase in NPLs exceeded portfolio growth. For the oil and gas portfolio, conditions remain challenging and resulted in a slight increase in NPLs.

During the first half-year of 2016, ING Bank’s stock of provisions decreased slightly by EUR 0.1 billion to EUR 5.7 billion as the amount of write-offs and adverse currency movements exceeded the net additions to loan loss provisions. Despite the decrease in the stock of provisions, ING Bank’s coverage ratio increased to 40.9% from 38.5% as the decrease in NPLs more than offset the declining stock of provisions. All three business lines displayed an increase in coverage ratio. In Retail Challengers & Growth Markets and Wholesale Banking this was mainly driven by higher provisions, whereas in Retail Benelux the increased coverage ratio was largely due to a decreasing amount of NPLs. ING Bank’s loan portfolio consists predominantly of asset-based and/or well-secured loans, including Structured Finance, Real Estate Finance and residential mortgages.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	6

Securities portfolio

In the first half-year of 2016, ING Bank’s overall exposure to debt securities increased to EUR 102.1 billion from EUR 101.9 billion at year-end 2015. This was mainly due to an increase of EUR 1.0 billion in LCR Level 1 SSA bonds partially offset by maturities and sales, notably in covered bonds and financial institutions. The revaluation reserve of debt securities was stable at EUR 1.3 billion after tax.

Funding and liquidity

The recent United Kingdom’s decision to leave the European Union (‘Brexit’) was a major political and economic event that impacted sentiment at the end of the first half-year. As the terms of the exit are yet to be negotiated, the impact is until now primarily visible via a strong increase in volatility in a variety of asset classes, including currencies, equities and bonds. Government bond yields dropped further as investors fled to safe haven assets due to increased uncertainty and the potential economic fall-out from Brexit. ING is active in the UK in Wholesale Banking. We have not seen any material asset quality deterioration following Brexit.

ING Bank issued EUR 5.4 billion of long-term senior unsecured debt, EUR 1.0 billion of CRD IV eligible Tier 2 securities and EUR 0.5 billion of RMBS with a tenor of one year or more. These issuances were more than offset by maturities, early repayments and redemptions, resulting in a net decrease of EUR 6.8 billion in long-term debt securities. ING Bank’s loan-to-deposit ratio, excluding securities recognised at amortised cost, increased to 1.05 from 1.04 at year-end 2015, mostly due to growth of the loan book.

In the first half-year of 2016, ING Bank maintained on a consolidated level its liquidity position above regulatory and internal targets mainly driven by increases in LCR Level 1 SSA bonds, (reverse) repo activities and cash and balances positions at central banks.

Market risk

Despite the volatile markets, the average Value-at-Risk (‘VaR’) decreased in the first half-year of 2016 to EUR 13 million compared with the average of EUR 14 million at year-end of 2015. This decrease was mainly due to position changes in equity and credit spread. The overnight VaR for ING Bank’s trading portfolio ranged between EUR 8 million and EUR 22 million.

Dividend

ING will pay an interim dividend of EUR 0.24 per ordinary share, in cash. This is unchanged from the interim dividend paid over the first half of 2015. ING is committed to maintaining a Group CET1 ratio in excess of prevailing fully-loaded requirements, currently 12.5%, and to returning capital to its shareholders. The Board’s final dividend proposal will be made at year end and will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings and regulatory developments.

The 2015 proposed dividend of EUR 0.65 per ordinary share was ratified on 25 April 2016, during the Annual General Meeting (‘AGM’) of ING Groep N.V. and the final a dividend of EUR 1,590 million was paid in cash in May 2016.

Other

Reference is made to Note 23 ‘Other events’ in the Condensed consolidated interim accounts for information on the most important events in the first half year of 2016, other than the information disclosed in this Interim report. In Note 22 ‘Related parties’, in the Condensed consolidated interim accounts, information is provided on related party relationships and transactions. Both disclosures are deemed to be incorporated by reference here.

Looking ahead

ING made excellent progress on its Think Forward priorities during the first half year of 2016, which is reflected in positive customer feedback and its steady acquisition of new customers. Looking forward to the remainder of this year, ING will continue to accelerate the execution of its strategy, while empowering its customers to stay a step ahead.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	7

Conformity statement

The Executive Board is required to prepare the Interim Accounts and the Interim Report of ING Groep N.V. for each financial period in accordance with applicable Dutch law and those International Financial Reporting Standards (‘IFRS’) that were endorsed by the European Union.

Conformity statement pursuant to section 5:25d paragraph 2(c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht)

The Executive Board is responsible for maintaining proper accounting records, for safeguarding assets and for taking reasonable steps to prevent and detect fraud and other irregularities. It is responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable. It is also responsible for establishing and maintaining internal procedures which ensure that all major financial information is known to the Executive Board, so that the timeliness, completeness and correctness of the external financial reporting are assured.

As required by section 5:25d paragraph 2(c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht), each of the signatories hereby confirms that to the best of his knowledge:

•	the ING Groep N.V. interim accounts for the period ended 30 June 2016 give a true and fair view of the assets, liabilities, financial position and profit or loss of ING Groep N.V. and the entities included in the consolidation taken as a whole; and

•	the ING Groep N.V. interim report for the period ended 30 June 2016 includes a fair review of the information required pursuant to article 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act regarding ING Groep N.V. and the entities included in the consolidation taken as a whole.

Amsterdam, 2 August 2016

R.A.J.G. (Ralph) Hamers

CEO, chairman of the Executive Board

P.G. (Patrick) Flynn

CFO, member of the Executive Board

W.F. (Wilfred) Nagel

CRO, member of the Executive Board

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	8

Condensed consolidated statement of

financial position

as at in EUR million	30 June 2016	31 December 2015
Assets
Cash and balances with central banks	26,121	21,458
Amounts due from banks	29,024	29,988
Financial assets at fair value through profit or loss 2	154,628	138,048
Investments 3	96,335	94,826
Loans and advances to customers[1] 4	554,969	700,807
Investments in associates and joint ventures	956	962
Real estate investments	76	77
Property and equipment	1,972	2,027
Intangible assets 5	1,600	1,567
Assets held for sale 6		2,153
Other assets 7	19,978	13,320

Total assets	885,659	1,005,233

Equity 8
Shareholders’ equity (parent)	49,086	47,832
Non-controlling interests	619	638

Total equity	49,705	48,470

Liabilities
Subordinated loans 9	6,713	7,265
Debt securities in issue 9	119,384	121,289
Other borrowed funds 9	10,099	9,146
Amounts due to banks	34,682	33,813
Customer deposits and other funds on deposit[1]	512,819	664,241
Financial liabilities at fair value through profit or loss 10	130,557	105,680
Other liabilities 11	21,700	15,329

Total liabilities	835,954	956,763

Total equity and liabilities	885,659	1,005,233

1	Loans and advances to customers and Customer deposits and other funds on deposit, as at 31 December 2015, are adjusted as a result of a change in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	9

Condensed consolidated statement of

profit or loss

6 month period	1 January to 30 June
in EUR million	2016	2015
Continuing operations
Interest income	22,247	23,502
Interest expense	–15,732	–17,253

Interest result	6,515	6,249
Investment income 12	242	133
Commission income	1,217	1,187
Other income 13	524	1,309

Total income	8,498	8,878

Addition to loan loss provisions 4	571	785
Staff expenses 14	2,525	2,548
Other operating expenses 15	2,360	1,951

Total expenses	5,456	5,284

Result before tax from continuing operations	3,042	3,594

Taxation	893	901

Net result from continuing operations	2,149	2,693

Discontinued operations 16
Net result from discontinued operations		734
Net result from classification as discontinued operations		3
Net result from disposal of discontinued operations[1]	442	–935

Total net result from discontinued operations	442	–198

Net result (before non-controlling interests)	2,591	2,495
Net result attributable to Non-controlling interests	39	368

Net result attributable to Equityholders of the parent	2,552	2,127

6 month period	1 January to 30 June
in EUR million	2016	2015
Net result attributable to Non-controlling interests
– from continuing operations	39	34
– from discontinued operations		334

	39	368

Net result attributable to Equityholders of the parent
– from continuing operations	2,110	2,659
– from discontinued operations[1]	442	–532

	2,552	2,127

1	Net result from discontinued operations, for the six months ended 30 June 2015, is adjusted as a result of the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting approach NN Group Anchor investment transaction.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	10

Condensed consolidated statement of profit or loss

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

6 month period	1 January to 30 June
in EUR	2016	2015
Earnings per ordinary share[1] 17
Basic earnings per ordinary share	0.66	0.55
Diluted earnings per ordinary share	0.66	0.55

Earnings per ordinary share from continuing operations 17
Basic earnings per ordinary share from continuing operations	0.54	0.69
Diluted earnings per ordinary share from continuing operations	0.54	0.69

Dividend per ordinary share 18	0.24	0.24

1	Earnings per ordinary share, for the six months ended 30 June 2015, is impacted by the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting approach NN Group Anchor investment transaction.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	11

Condensed consolidated statement of comprehensive

income

6 month period	1 January to 30 June
in EUR million	2016	2015
Net result (before non-controlling interests)[1]	2,591	2,495

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Unrealised revaluations property in own use	8
Remeasurement of the net defined benefit asset/liability	–59	–25

Items that may subsequently be reclassified to the statement of profit or loss:
Unrealised revaluations available-for-sale investments and other	–110	–171
Realised gains/losses transferred to the statement of profit or loss	–45	–158
Changes in cash flow hedge reserve	632	–1,202
Transfer to insurance liabilities/DAC		601
Exchange rate differences and other	–191	1,908
Share of other comprehensive income of associates and joint ventures	–21	27

Total comprehensive income	2,805	3,475

Comprehensive income attributable to:
Non-controlling interests	12	469
Equityholders of the parent	2,793	3,006

	2,805	3,475

1	Net result (before non-controlling interests), for the six months ended 30 June 2015, is adjusted as a result of the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ - Change in accounting approach NN Group Anchor investment transaction.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	12

Condensed consolidated statement of cash flows

6 month period		1 January to 30 June
in EUR million		2016	2015
Cash flows from operating activities
Result before tax[1]		3,482	3,539
Adjusted for:	– depreciation	260	322
	– deferred acquisition costs and value of business acquired		–53
	– change in provisions for insurance and investment contracts		–1,499
	– addition to loan loss provisions	571	785
	– other	1,248	128
Taxation paid		–914	–693
Changes in:	– amounts due from banks, not available on demand	102	96
	– trading assets	–15,649	–3,472
	– non-trading derivatives	175	180
	– other financial assets at fair value through profit or loss	–2,312	–275
	– loans and advances to customers[2]	–20,599	–25,296
	– other assets	–4,949	2,016
	– amounts due to banks, not payable on demand	2,050	8,086
	– customer deposits and other funds on deposit[2]	13,483	21,784
	– trading liabilities	25,356	–8,413
	– other financial liabilities at fair value through profit or loss	–35	–1,131
	– other liabilities	2,230	970

Net cash flow from/(used in) operating activities		4,499	–2,926

Cash flows from investing activities
Investments and advances:	– available-for-sale investments	–15,470	–28,548
	– investments for risk of policyholders		–2,417
	– other investments	–588	–2,627
Disposals and redemptions:	– group companies (including cash disposed)[3]		–6,926
	– associates and joint ventures[4]	1,066	119
	– available-for-sale investments[5]	16,508	35,265
	– investments for risk of policyholders		7,566
	– loans	711	1,809
	– other investments	227	995

Net cash flow from/(used in) investing activities		2,454	5,236

Cash flows from financing activities
Proceeds from borrowed funds and debt securities		69,024	78,122
Repayments of borrowed funds and debt securities		–69,323	–76,462
Proceeds from partial divestment of NN Group[6]			1,040
Dividends paid 18		–1,590	–464
Other net cash flows from financing activities[7]		5

Net cash flow from/(used in) financing activities		–1,884	2,236

Net cash flow		5,069	4,546

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	13

Condensed consolidated statement of cash flows

6 month period	1 January to 30 June
in EUR million	2016	2015
Net cash flow	5,069	4,546

Cash and cash equivalents at beginning of period	20,379	17,113
Effect of exchange rate changes on cash and cash equivalents	–570	–357

Cash and cash equivalents at end of period	24,878	21,302

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills	845	1,015
Amounts due from/to banks	–2,088	–1,224
Cash and balances with central banks	26,121	21,511

Cash and cash equivalents at end of the period	24,878	21,302

1	Result before tax includes results from continuing operations of EUR 3,042 million (first six months of 2015: EUR 3,594 million) as well as results from discontinued operations of EUR 440 million (first six months of 2015: EUR –55 million). Result before tax from discontinued operations, for the six months ended 30 June 2015, is adjusted as a result of the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.
2	Changes in the cash flows of Loans and advances to customers and Customer deposits and other funds on deposit are not impacted by the change in accounting policies, as described in Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016, on the basis that the change in policy does not comprise a change in actual cash flows for the respective periods.
3	Disposals and redemptions – group companies, in the first six months of 2015, included EUR 7,975 million and EUR 997 million related to cash and cash equivalents of NN Group and proceeds from the sale of shares of NN Group resulting in loss of control at the end of May 2015 respectively.
4	Disposals and redemptions – associates and joint ventures, in the first six months of 2016, includes EUR 1,016 million proceeds on the further sale of NN Group shares in January 2016 resulting in loss of significant influence over NN Group.
5	Disposal and redemptions – available-for-sale investments, in the first six months of 2016, includes EUR 1,375 million proceeds on the divestment of the remaining shareholding in NN Group in April 2016.
6	Proceeds from partial divestment of NN Group, in the first six months of 2015, comprised EUR 1,040 million proceeds (excluding the repurchase by NN Group) from the sale of shares of NN Group in February 2015, prior to loss of control.
7	Included in Other net cash flows from financing activities is a cash outflow of EUR 130 million related to the third and final tranche of mandatory exchangeable subordinated notes from the Anchor investors into NN Group ordinary shares in February 2016.

Comparison of the Condensed consolidated statements of cash flows, for the six months ended 30 June 2016 and 2015, is impacted by NN Group. Included in the Condensed consolidated statement of cash flows for the period ended 30 June 2015 are the cash flows of NN Group, until deconsolidation at the end of May 2015.

As at 30 June 2016, the increased Cash and balances with central banks is as a result of increased repurchase transactions resulting in excess liquidity and higher placements with central banks mainly in Switzerland, the Netherlands and Belgium.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	14

Condensed consolidated statement of changes in equity

in EUR million	Share capital	Share premium	Reserves	Share- holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2016	928	16,054	30,850	47,832	638	48,470

Unrealised revaluations available-for-sale investments and other			–98	–98	–12	–110
Realised gains/losses transferred to the statement of profit or loss			–45	–45		–45
Changes in cash flow hedge reserve			621	621	11	632
Unrealised revaluations property in own use			8	8		8
Remeasurement of the net defined benefit asset/liability			–59	–59		–59
Exchange rate differences and other			–165	–165	–26	–191
Share of other comprehensive income of associates and joint ventures			–21	–21		–21

Total amount recognised directly in other comprehensive income			241	241	–27	214
Net result from continuing and discontinued operations			2,552	2,552	39	2,591

Total comprehensive income			2,793	2,793	12	2,805

Dividends			–1,590	–1,590	–31	–1,621
Changes in treasury shares			7	7		7
Employee stock option and share plans	3	1	40	44		44

Balance as at 30 June 2016	931	16,055	32,100	49,086	619	49,705

Changes in individual Reserve components are presented in Note 8 ‘Equity’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	15

Condensed consolidated statement of changes in equity

in EUR million	Share capital	Share premium	Reserves[2]	Share- holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2015	925	16,046	33,453	50,424	8,072	58,496
Change in accounting approach NN Group Anchor investment transaction			920	920		920

Adjusted balance as at 1 January 2015	925	16,046	34,373	51,344	8,072	59,416

Unrealised revaluations available-for-sale investments and other			–278	–278	107	–171
Realised gains/losses transferred to the statement of profit or loss			–160	–160	2	–158
Changes in cash flow hedge reserve			–1,165	–1,165	–37	–1,202
Remeasurement of the net defined benefit asset/liability			–16	–16	–9	–25
Transfer to insurance liabilities/DAC			609	609	–8	601
Exchange rate differences and other[1]			1,864	1,864	44	1,908
Share of other comprehensive income of associates and joint ventures			25	25	2	27

Total amount recognised directly in other comprehensive income			879	879	101	980
Net result from continuing and discontinued operations			2,127	2,127	368	2,495

Total comprehensive income			3,006	3,006	469	3,475

Impact of partial divestment of NN Group			–1,769	–1,769	3,042	1,273
Impact of deconsolidation of NN Group			–5,345	–5,345	–10,801	–16,146
Dividends			–464	–464	–118	–582
Coupon on Undated subordinated notes			–19	–19	–15	–34
Changes in treasury shares			16	16		16
Employee stock option and share plans	3	7	49	59	1	60
Changes in the composition of the group and other changes[2]			–61	–61	–74	–135

Adjusted Balance as at 30 June 2015	928	16,053	29,786	46,767	576	47,343

1	Exchange rate difference and other include the transfer of Revaluation reserves to Other reserves due to the partial sale of NN Group in February 2015.
2	Changes in composition of the group and other changes is adjusted as a result of the change in the accounting approach for the NN Group Anchor investment transaction. Reference is made to the 2015 ING Group Consolidated annual accounts, Note 1 – ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	16

Notes to the accounting policies

Notes to the Condensed consolidated interim accounts

amounts in millions of euros, unless stated otherwise

Notes to the accounting policies

1 Accounting policies

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. These Condensed consolidated interim accounts, as at and for the six months ended 30 June 2016, comprise ING Groep N.V. and its subsidiaries, together referred to as ING Group. The Condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The accounting principles used to prepare these Condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’) and are consistent with those set out in the notes to the 2015 ING Group Consolidated annual accounts, except for the amendments referred to below. These Condensed consolidated interim accounts should be read in conjunction with the 2015 ING Group Consolidated annual accounts.

IFRS-EU provide several options in accounting principles. ING Group’s accounting principles under IFRS-EU and its decision on the options available are set out in Note 1 ‘Accounting policies’ in the 2015 ING Group Consolidated annual accounts.

Certain amounts recorded in the Condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

The presentation of and certain terms used in these Condensed consolidated interim accounts have been changed to provide additional and more relevant information or (for changes in comparative information) to better align with the current period presentation. The impact of these changes is explained in the relevant notes when significant.

Changes in IFRS-EU effective in 2016

In 2016, a number of changes to IFRS became effective under IFRS-EU. ING Group applied, for the first time, these standards and amendments which are effective for annual periods beginning on or after 1 January 2016. The implementation of these amendments did not have a material impact on the consolidated financial position, net result, other comprehensive income and related disclosures of ING Group. ING Group has not early adopted any other standard, interpretation or amendment which has been issued, but is not yet effective.

For further information, reference is made to Note 1 ‘Accounting policies, e) Upcoming changes in IFRS-EU after 2015’ in the 2015 ING Group Consolidated annual accounts.

Changes in accounting policies in 2016

Other than the change in accounting policy related to ‘Offsetting of financial assets and financial liabilities’, as described below, there were no changes in accounting policies, effective from 1 January 2016, that materially impact ING Group.

Offsetting of financial assets and financial liabilities

IAS 32 ‘Financial Instruments: Presentation’ prescribes that a financial asset and a financial liability shall be offset when there is a legally enforceable right to set off and in addition an “intention to settle on a net basis” simultaneously (IAS 32.42). ING has both the legally enforceable right (by contract) to set off the amounts under notional cash pooling arrangement as well as the intention to settle on a net basis. IFRS is principle based and does not prescribe how the intention to settle on a net basis is evidenced. ING applies certain practices to evidence that the requirement of “intention to settle net” is met.

In April 2016, an Agenda Rejection Notice (‘ARN’) was published by the IFRS Interpretations Committee (‘IFRIC’) on balance sheet offsetting of notional Cash Pooling products. The issue in the ARN relates to the question whether certain cash pooling arrangements would meet the requirements for offsetting under IAS 32. The IFRIC provided further clarification that the transfer of balances into a netting account should occur at the period end to demonstrate an intention to settle on a net basis.

As a result of the ARN, which is applicable from 6 April 2016, ING has changed its accounting policy and therefore as a result performs physical transfers of cash balances of clients into a single netting account on a period end basis to evidence the intention to settle net. This change in accounting policy is accounted for retrospectively. Comparative amounts are adjusted accordingly with further information as set out below.

Summary of impact of changes in accounting policies

The change in the accounting policy, as described above, has no impact on the Consolidated statements of profit or loss (including earnings and diluted earnings per ordinary share), statements of comprehensive income, statements of cash flows and the statements of changes in equity.

Comparative amounts in the Consolidated statements of financial position are impacted in the line items Loans and advances to customers, Total assets, Customer deposits and other funds on deposit and Total liabilities. These line items increase by EUR 163,464 million, EUR 184,632 million and EUR 185,801 million as at 31 December 2015, 30 June 2015 and 31 December 2014 respectively.

Comparative amounts as at 31 December 2015, as included in these Condensed consolidated interim accounts are adjusted accordingly. Reference is made to the Condensed consolidated statement of financial position, Note 4 ‘Loans and advances to customers’ and Note 20 ‘Fair value of financial assets and liabilities’.

Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes

The main changes in the Condensed consolidated interim accounts and related notes are as follows:

•	As of 2016, the amortisation period for capitalised software is changed from three to five years. The change is applied prospectively. The change results in a lower charge to the statement of profit or loss for the period. The change has no significant impact on the statement of profit or loss for the six month period ended 30 June 2016 and is not expected to have a significant impact on the statement of profit or loss of ING Group in future years. Amortisation of software is included in the statement of profit or loss in Other operating expenses. Reference is made to Note 5 ‘Intangible assets’ and Note 15 ‘Other operating expenses’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	17

Notes to the accounting policies

•	On the basis of materiality, following, among others, the further restructuring of the insurance business, the disclosure of related notes or parts of notes are no longer included or adjusted in the Condensed consolidated interim accounts as of 2016.

•	In Note 8 ‘Equity’, Presentation of the components of equity is adjusted to align with the Statement of changes in equity and provides a more granular analysis of ‘Reserves’ by type.

•	As of 2016, ING adopted changes in naming of its primary statements and other terms used in these statements. The main changes are as follows:

•	Condensed consolidated balance sheet is renamed to Condensed consolidated statement of financial position;

•	Condensed consolidated profit and loss account is renamed to Condensed consolidated statement of profit or loss; and

•	Minority interest is renamed to Non-controlling interest.

Change in accounting approach NN Group Anchor investment transaction

During the second half of 2015, the Autoriteit Financiële Markten (‘AFM’; The Netherlands Authority for the Financial Markets) performed a review of the 2014 ING Group Annual Report. This review resulted in a recommendation to change the accounting approach in relation to the Asian Anchor Investment transaction (‘Anchor investment transaction’).

For background information on the Anchor investment transaction, reference is made to Note 1 ‘Accounting policies’, page 116, in the 2015 ING Group Consolidated annual accounts.

In May 2015, ING Group reduced its stake in NN Group to 42.43% and deconsolidated NN Group. At the time of deconsolidation, the difference between the carrying value of NN Group (net of revaluation reserves) and the fair value of the entire remaining stake in NN Group was written off through the statement of profit or loss. For the shares expected to be delivered under the Anchor investment transaction, the expected loss (the difference between the carrying value and the fair value of NN Group’s shares) had already been recognised as a provision in 2014, directly in shareholders’ equity. Therefore, the provision recognised for the second and third tranche of the Anchor provision was utilised, decreasing the total deconsolidation loss as reported in the first six months of 2015, by EUR 1,001 million.

Following discussions with the AFM, ING Group decided to adjust the accounting approach in the second half of 2015 which resulted in an increase in the deconsolidation loss from EUR 223 million to EUR 1,224 million. Comparative amounts are adjusted accordingly and resulted in an adjustment to the Condensed consolidated statement of profit or loss, for the six months ended 30 June 2015. ‘Net result from disposal of discontinued operations’ is adjusted by EUR -1,001 million from EUR 66 million to EUR –935 million and ‘Net result attributable to Equityholders of the parent’ is impacted by EUR -1,001 million from EUR 3,128 million to EUR 2,127 million. Basic and diluted earnings per share decreased by EUR 0.26 from EUR 0.81 to EUR 0.55 per ordinary share. The change in accounting approach has no impact on the Condensed consolidated statement of financial position.

This adjustment is in line with the requirements of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’.

The financial impact of the change in accounting approach on ING Group, for all relevant periods, is disclosed in a press release dated 11 January 2016. This change has no consequences for the accounting approach of other transactions which were part of ING’s divestment program.

Reference is made to Note 16 ‘Discontinued operations’, Note 17 ‘Earnings per share’, Note 19 ‘Segments’ and Note 23 ‘Other events’.

Upcoming changes in IFRS-EU

The most significant upcoming changes to IFRS-EU, comprise IFRS 9 ‘Financial instruments’, IFRS 15 ‘Revenue from contracts with customers’ and IFRS 16 ‘Leases’. For further information, reference is made to Note 1 ‘Accounting policies, e) Upcoming changes in IFRS-EU after 2015’ in the 2015 ING Group Consolidated annual accounts. These standards have not yet been endorsed by the EU. ING Group is currently assessing the impact of these standards.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	18

Notes to the Condensed consolidated statement of financial position

Notes to the Condensed consolidated statement of financial position

2 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
	30 June 2016	31 December 2015
Trading assets	147,110	131,467
Non-trading derivatives	2,653	3,347
Designated as at fair value through profit or loss	4,865	3,234

	154,628	138,048

The increase in Trading assets, in the first six months of 2016, is mainly attributable to an increase of EUR 12 billion in Loans and receivables, driven by increased reverse repurchase activities and an increase of EUR 7.7 billion in Trading derivatives, mainly due to changes in fair value resulting from market interest rates and exchange rates. These were offset by a decrease in Trading equity securities of EUR 4.7 billion.

Trading assets and trading liabilities include assets and liabilities that are classified under IFRS-EU as ‘Trading’ but are closely related to servicing the needs of the clients of ING Group. ING offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS-EU, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised lending. These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS-EU does not allow netting of these positions in the statement of financial position. Reference is made to Note 10 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

As at 30 June 2016, Non-trading derivatives include EUR 17 million (31 December 2015: EUR 103 million ) and EUR 8 million (31 December 2015: EUR 58 million) related to warrants on the shares of Voya and NN Group respectively. Reference is made to Note 6 ‘Assets held for sale’, Note 13 ‘Other income’ and Note 23 ‘Other events’.

3 Investments

Investments by type
	30 June 2016	31 December 2015
Available-for-sale
– equity securities - shares in third party managed structured entities	130	169
– equity securities - other	4,038	4,265

	4,168	4,434
– debt securities	84,377	82,566

	88,545	87,000
Held-to-maturity
– debt securities	7,790	7,826

	7,790	7,826

	96,335	94,826

In June 2016, the VISA transaction closed. As a result of this transaction, the Available-for-sale equity securities amounting to EUR 163 million (31 December 2015: EUR 154 million), comprising ordinary shares held in VISA Europe Limited, were derecognised. As part of the upfront consideration, ING received EUR 30 million preferred shares convertible into VISA Inc. class A ordinary shares. These preferred shares are classified as Available-for-sale equity securities. Reference is made to Note 23 ‘Other events’.

Available-for-sale debt securities increased by EUR 1.8 billion and is mainly related to higher positions in SSA’s and covered bonds.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	19

Notes to the Condensed consolidated statement of financial position

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Debt securities [1]
	30 June 2016	31 December 2015
Available-for-sale investments	84,377	82,566
Held-to-maturity investments	7,790	7,826
Loans and advances to customers	8,911	9,625
Amounts due from banks	1,044	1,857

Available-for-sale investments and Assets at amortised cost	102,122	101,874
Trading assets	14,867	14,316
Designated as at fair value through profit or loss	1,482	1,080

Financial assets at fair value through profit or loss	16,349	15,396

	118,471	117,270

1	Excludes exposure to debt securities classified as held for sale.

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 102,122 million (31 December 2015: EUR 101,874 million) is specified as follows by type of exposure:

Debt securities by type and lines per the statement of financial position - Available-for-sale investments and Assets at amortised cost
	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total
	30 June 2016	31 December 2015	30 June 2016	31 December 2015	30 June 2016	31 December 2015	30 June 2016	31 December 2015	30 June 2016	31 December 2015
Government bonds	46,250	46,104	5,703	5,500	873	874			52,826	52,478
Sub-sovereign, Supranationals and Agencies	21,447	20,337	1,630	1,619	281	297			23,358	22,253
Covered bonds	12,580	11,949	100	350	1,871	2,119	878	1,787	15,429	16,205
Corporate bonds	1,401	1,177			890	1,036			2,291	2,213
Financial institutions’ bonds	1,410	1,865			344	363	73	64	1,827	2,292
ABS portfolio	1,289	1,134	357	357	4,652	4,936	93	6	6,391	6,433

Bond portfolio	84,377	82,566	7,790	7,826	8,911	9,625	1,044	1,857	102,122	101,874

Sub-sovereign Supranationals and Agencies (‘SSA’) comprise among others, multilateral development banks, regional governments, local authorities and US agencies. Under certain conditions, SSA bonds may qualify as ‘Level 1 High Quality Liquid Assets’ for LCR.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	20

Notes to the Condensed consolidated statement of financial position

4 Loans and advances to customers

Loans and advances to customers by type
	30 June 2016	31 December 2015
Loans to, or guaranteed by, public authorities[1]	50,168	49,126
Loans secured by mortgages	299,590	297,106
Loans guaranteed by credit institutions[1]	490	4,986
Personal lending[1]	22,606	22,677
Asset backed securities	4,652	4,936
Corporate loans[1]	183,186	327,748

	560,692	706,579
Loan loss provisions	–5,723	–5,772

	554,969	700,807

1	The comparative amounts, as at 31 December 2015, are adjusted as a result of a change in accounting policies. Total Loans and advances to customers, as at 31 December 2015, increased by EUR 163.5 billion from EUR 537.3 billion to EUR 700.8 billion mostly as a result of the increase in Corporate loans by EUR 157.6 billion from EUR 170.2 billion to EUR 327.8 billion. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016.

The decrease in Loans and advances to customers, as at 30 June 2016 compared to 31 December 2015, is primarily due to a change in accounting policies implemented in 2016. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016.

Changes in loan loss provisions
	6 month period ended 30 June 2016	year ended 31 December 2015
Opening balance	5,786	5,995
Write-offs	–616	–1,718
Recoveries	68	91
Increase in loan loss provisions	571	1,347
Exchange rate differences	–50	38
Changes in the composition of the group and other changes	–20	33

Closing balance	5,739	5,786

The loan loss provision, as at 30 June 2016, of EUR 5,739 million (31 December 2015: EUR 5,786 million) is presented in the statement of financial position under Loans and advances to customers and Amounts due from banks for EUR 5,723 million (31 December 2015: EUR 5,772 million) and EUR 16 million (31 December 2015: EUR 14 million) respectively.

The ‘increase in loan loss provisions’ is presented as ‘Addition to loan loss provisions’ in the Condensed consolidated statement of profit or loss.

5 Intangible assets

Intangible assets
	30 June 2016	31 December 2015
Goodwill	980	985
Software	607	567
Other	13	15

	1,600	1,567

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	21

Notes to the Condensed consolidated statement of financial position

As of 2016, the amortisation period for capitalised software is changed from three to five years. The change is applied prospectively. The change results in a lower charge to the statement of profit or loss for the period. The change has no significant impact on the statement of profit or loss for the six months ended 30 June 2016 and is not expected to have a significant impact on the statement of profit or loss of ING Group in future years. Amortisation of software is included in the statement of profit or loss in Other operating expenses. Reference is made to Note 15 ‘Other operating expenses’.

Goodwill

Goodwill is allocated to goodwill reporting units as follows:

Goodwill allocation to reporting unit
	30 June 2016	31 December 2015
Retail Belgium	50	50
Retail Germany	349	349
Retail Central Europe	422	427
Wholesale Banking	159	159

	980	985

No goodwill impairment was recognised in the first six months of 2016 (first six months of 2015: nil). Changes in the goodwill per reporting unit in the first six months of 2016 are mainly due to changes in currency exchange rates.

Goodwill impairment testing

Impairment reviews with respect to goodwill are performed at least annually and more frequently if events indicate that impairments may have occurred. Goodwill is tested for impairment at the lowest level at which it is monitored for internal management purposes. This level is defined as the so called ‘reporting units’ as set out above. Goodwill is tested for impairment by comparing the carrying value of the reporting unit to the best estimate of the recoverable amount of the reporting unit. The carrying value is determined as the IFRS-EU net asset value including goodwill. The recoverable amount is estimated as the higher of fair value less cost to sell and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount. For further information on the accounting policies applied by ING Group, refer to the 2015 ING Group Consolidated annual accounts.

6 Assets held for sale

As at 31 December 2015, Assets held for sale related to the investment of 25.75% in the associate NN Group which amounted to EUR 2,153 million.

During the first six months of 2016, ING Group sold its remaining shares in NN Group resulting in a net profit of EUR 448 million which is recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’.

Reference is made to Note 16 ‘Discontinued operations’ and Note 23 ‘Other events’.

7 Other assets

Other assets by type
	30 June 2016	31 December 2015
Net defined benefit assets	696	643
Deferred tax assets	720	814
Property development and obtained from foreclosures	211	212
Income tax receivable	570	322
Accrued interest and rents	5,701	6,228
Other accrued assets	809	717
Amounts to be settled	8,695	2,087
Other	2,576	2,297

	19,978	13,320

Amounts to be settled relates mainly to transactions still to be settled at balance sheet date. The increase, in the first six months of 2016, is partly attributable to the reclassification of Items to be settled in respect of securities transactions. Items to be settled in respect of securities transactions of EUR 5,005 million, at 30 June 2016 (31 December 2015: EUR 1,499 million), were previously reported under Loans and advances to customers and Amounts due from banks. Comparative amounts, as at 31 December 2015, have not been adjusted. Furthermore, the increased balance, as at 30 June 2016, is due to higher market activity compared to year end.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	22

Notes to the Condensed consolidated statement of financial position

Other assets – Other relates mainly to other receivables in the normal course of business.

8 Equity

Total equity
	30 June 2016	31 December 2015
Share capital	931	928
Share premium	16,055	16,054
Reserves
Revaluation reserves
- Available-for-sale and other	3,753	3,896
- Cash flow hedge	1,287	666
- Property in own use	334	326

	5,374	4,888
Net defined benefit asset/liability remeasurement reserve	–365	–306
Currency translation reserve	–716	–538
Treasury shares	–11	–18
Retained earnings and other reserves	27,818	26,824

	32,100	30,850

Shareholders’ equity (parent)	49,086	47,832
Non-controlling interests	619	638

Total equity	49,705	48,470

In the first six months of 2016, the available-for-sale revaluation reserve decreased by EUR 154 million related to the release of previously recognised revaluation reserves on shares held in VISA Europe Limited. Reference is made to Note 23 ‘Other events’.

Depositary receipts for ordinary shares

In the first six months of 2016, ING Group proposed to the Annual General Meeting of Shareholders to amend the Articles of Association, which included the abolishment of the depositary receipt structure via Stichting Aandelen (ING Trust Office).

The amendment to the Articles of Association was adopted by the Annual General Meeting of Shareholders held on 25 April 2016. As a result of this amendment, a holder of a depositary receipt became entitled to ordinary shares in ING in exchange for depositary receipts previously held.

The conversion of ING Groep N.V. depositary receipts for shares into ING Groep N.V. ordinary shares took place on 26 July 2016. On the same date, the related changes to the Articles of Association, including the reduction of the nominal value of the shares from EUR 0.24 to EUR 0.01, were implemented.

ING’s American Depositary Receipts (‘ADR’s’), which are traded on the New York Stock Exchange, remain in place. Similarly, the separate arrangement with the ING Continuity Foundation, regarding its call option to acquire preference shares in ING Group under certain circumstances, remains in place.

9 Subordinated loans, Debt securities in issue and Other borrowed funds

Subordinated loans

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise Tier 1 capital for ING Bank N.V. Under IFRS-EU, these bonds are classified as liabilities and for regulatory purposes, they are considered to be capital.

The decrease in subordinated loans in the first six months of 2016, of EUR 552 million, is partly attributable to the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the Anchor investment in NN Group. Reference is made to Note 23 ‘Other events’. Additionally, on 17 March 2016, ING Group redeemed the EUR 90 million 5.14% GBP bond. The remaining decrease in the balance is attributable to foreign exchange rate movements.

Debt securities in issue

The decrease in Debt securities in issue of EUR 1,905 million, in the first six months of 2016, is mainly as a result of a decrease in long term bonds and covered bonds of EUR 6,259 million and EUR 2,935 million respectively. These were partly offset by an increase in commercial paper of EUR 8,389 million.

Other borrowed funds

Other borrowed funds comprise, for the most part, subordinated loans which are subordinated to all current and future liabilities of ING Bank N.V.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	23

Notes to the Condensed consolidated statement of financial position

The increase in Other borrowed funds of EUR 953 million, in the first six months of 2016, is mainly attributable to the issue of a new floating rate note in April 2016.

10 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
	30 June 2016	31 December 2015
Trading liabilities	114,166	88,807
Non-trading derivatives	3,900	4,257
Designated as at fair value through profit or loss	12,491	12,616

	130,557	105,680

The increase in Trading liabilities, in the first six months of 2016, is mainly as a result of an increase in funds on deposit of EUR 19.7 billion, driven by improved market conditions resulting in increased repurchase transactions, and an increase in trading derivatives of EUR 6.6 billion attributable to changes in fair values resulting from market interest rates and exchange rates.

The change in the fair value of financial liabilities designated as at fair value through profit or loss attributable to changes in credit risk in the first six months of 2016 includes EUR 15 million (first six months of 2015: EUR 103 million; entire year 2015: EUR 163 million) and EUR –104 million (31 December 2015: EUR –119 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves). Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’.

11 Other liabilities

Other liabilities by type
	30 June 2016	31 December 2015
Deferred tax liabilities	992	643
Income tax payable	637	590
Net defined benefit liability	669	498
Other post-employment benefits	103	98
Other staff-related liabilities	268	349
Other taxation and social security contributions	472	565
Accrued interest	4,159	5,156
Costs payable	2,268	1,874
Reorganisation provisions	608	670
Other provisions	419	294
Share-based payment plan liabilities	13	26
Amounts to be settled	8,659	2,390
Other	2,433	2,176

	21,700	15,329

Included in Other provisions, is a provision related to floating interest rate derivatives that were sold in the Netherlands. Reference is made to Note 15 ‘Other operating expenses’ and Note 24 ‘Subsequent events’.

Amounts to be settled increased compared to 31 December 2015, mainly as a result of reclassification of Items to be settled in respect of securities transactions. Items to be settled in respect of securities transactions of EUR 4,107 million, at 30 June 2016 (31 December 2015: EUR 2,257 million), were previously reported under Customer deposits and other funds on deposit and Amounts due to banks. On the basis of materiality, comparative amounts, as at 31 December 2015, have not been adjusted. Furthermore, the remaining increase, as at 30 June 2016, is due to higher market activity compared to year end.

Other liabilities – Other relates mainly to period-end accruals in the normal course of business. Included in Other liabilities – Other, are accruals related to ING’s contributions to the Deposit Guarantee Schemes (‘DGS’) and the Single Resolution Fund (‘SRF’) for 2016.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	24

Notes to the Condensed consolidated statement of profit or loss

Notes to the Condensed consolidated statement of profit or loss

12 Investment income

Investment income
	1 January to 30 June
6 month period	2016	2015
Income from real estate investments	2	2
Dividend income	13	6
Realised gains/losses on disposal of debt securities	55	108
Impairments of available-for sale debt securities	–1
Realised gains/losses on disposal of equity securities	176	55
Impairments of available-for-sale equity securities	–3	–38

	242	133

In the first six months of 2016, Realised gains/losses on disposal of equity securities includes EUR 163 million comprising the gain on disposal of the shares held in VISA Europe Limited. Reference is made to Note 23 ‘Other events’.

13 Other income

Other income
	1 January to 30 June
6 month period	2016	2015
Result on disposal of group companies	1	1
Valuation results on non-trading derivatives	–162	280
Net trading income	513	599
Result from associates and joint ventures	61	413
Other	111	16

	524	1,309

Valuation results on non-trading derivatives

In the first six months of 2016, Valuation results on non-trading derivatives includes DVA adjustments on own issued notes designated at fair value, amounting to EUR 15 million (first six months of 2015: EUR 103 million).

In the first six months of 2016, Valuation results on non-trading derivatives includes EUR –136 million related to warrants on the shares of Voya and NN Group (first six months of 2015: EUR 38 million). Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’, Note 6 ‘Assets held for sale’, Note 16 ‘Discontinued operations’ and Note 23 ‘Other events’.

Included in the Valuation results on non-trading derivatives are the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. Valuation results on non-trading derivatives are reflected in the Condensed consolidated statement of cash flows in the line ‘Result before tax - Adjusted for: other’.

Net trading income

In the first six months of 2016, Net trading income includes EUR –65 million CVA/DVA adjustments on trading derivatives, compared with EUR 119 million CVA/DVA adjustment in the first six months of 2015.

Net trading income relates to trading assets and trading liabilities which include assets and liabilities that are classified under IFRS-EU as ‘Trading’ but are closely related to servicing the needs of the clients of ING. ING offers institutional and corporate clients and governments, products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS-EU, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised borrowing (lending). These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS-EU does not allow offsetting of these positions in the statement of financial position. Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’ and Note 10 ‘Financial liabilities at fair value through profit or loss’ for information on trading assets and liabilities.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	25

Notes to the Condensed consolidated statement of profit or loss

Results from associates and joint ventures

Results from associates and joint ventures, in the first six months of 2016, mainly comprise the share of results of EUR 36 million from TMB Public Company Limited (‘TMB’) and a gain of EUR 21 million on disposal of shares held in VISA Europe Limited.

In April 2015, the merger between ING Vysya and Kotak was completed and the legal entity ING Vysya ceased to exist. ING was the largest shareholder in ING Vysya, with 42.7% interest. ING Vysya was merged into Kotak and as a result, ING Group holds 6.5% in the combined company which operates under the Kotak brand. In the first six months of 2015, Results from associates and joint ventures includes a gain of EUR 367 million from the merger of ING Vysya Bank (‘ING Vysya’) with Kotak Mahindra Bank (‘Kotak’) and a gain on sale of Ontwikkelingscombinatie Overhoeks C.V. of EUR 5 million.

Other

Other income – Other includes EUR 16 million, in the first six months of 2016, related to the disposal of shares held in VISA Europe Limited.

In the first six months of 2015, Other income – Other was mainly impacted by positive results on the sale of loans and property, partly offset by non-recurring charges related to increased prepayments and renegotiations of mortgages.

For further information on the VISA transaction, reference is made to Note 23 ‘Other events’.

14 Staff expenses

Staff expenses
	1 January to 30 June
6 month period	2016	2015
Salaries	1,606	1,624
Pension costs and other staff-related benefit costs	178	175
Social security costs	261	264
Share-based compensation arrangements	29	53
External employees	330	314
Education	31	31
Other staff costs	90	87

	2,525	2,548

15 Other operating expenses

Other operating expenses
	1 January to 30 June
6 month period	2016	2015
Depreciation of property and equipment	152	158
Amortisation of software	95	132
Computer costs	353	368
Office expenses	300	310
Travel and accommodation expenses	85	81
Advertising and public relations	192	203
External advisory fees	142	116
Postal charges	29	29
Regulatory costs	571	235
Addition/(releases) of provision for reorganisations and relocations	114	15
Intangible amortisation and (reversals of) impairments	7	20
Other	320	284

	2,360	1,951

As of 2016, the amortisation period for capitalised software is changed from three to five years. The change is applied prospectively. The change results in a lower charge to the statement of profit or loss for the period. The change has no significant impact on the statement of profit or loss for the six months ended 30 June 2016 and is not expected to have a significant impact on the statement of profit or loss of ING Group in future years. Reference is made to Note 5 ‘Intangible assets’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	26

Notes to the Condensed consolidated statement of profit or loss

Regulatory costs respresent contributions to Deposit Guarantee Schemes (‘DGS’), the Single Resolution Fund (‘SRF’) and local bank taxes. As of 1 January 2016, the new ex-ante DGS in the Netherlands and the SRF came into effect resulting in increased Regulatory costs for the period. Included in Regulatory costs, in the first six months of 2016, are contributions to DGS of EUR 259 million (first six months of 2015: EUR 134 million) mainly related to the Netherlands, Germany, Belgium, Poland and Turkey and contributions to the SRF of EUR 178 million (first six months of 2015: nil). The contribution to the SRF, in the first six months of 2016, comprises ING’s contribution for the full year 2016.

Addition/(releases) of provision for reorganisations and relocations, for the first six months of 2016, is related to existing reorganisation initiatives in the retail business in the Netherlands. These initiatives are implemented over a period of several years.

Intangible amortisation and (reversals of) impairments
	Impairment losses		Reversals of impairments		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2016	2015	2016	2015	2016	2015
Property and equipment	2	10	–2	–2		8
Property development		8				8
Software and other intangible assets	4	1			4	1

(Reversals of) other impairments	6	19	–2	–2	4	17
Amortisation of other intangible assets					3	3

					7	20

Included in Other operating expenses – Other, in the first six months of 2016, is a net charge amounting to EUR 146 million for the provision recognised in relation to floating interest rate derivatives that were sold in the Netherlands. Reference is made to Note 11 ‘Other liabilities’ and Note 24 ‘Subsequent events’.

16 Discontinued operations

Total net result from discontinued operations comprises the results from NN Group and Voya.

Total net result from discontinued operations
	1 January to 30 June
6 month period	2016	2015
NN Group		734

Net result from discontinued operations	–	734
NN Group		3

Net result from classification as discontinued operations	–	3
NN Group[1]	442	–1,258
Voya		323

Net result from disposal of discontinued operations	442	–935
NN Group	442	–521
Voya		323

Total net result from discontinued operations (before non-controlling interests)	442	–198

1	Net result from disposal of discontinued operations, for the six months ended 30 June 2015, is adjusted as a result of the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

The tax effect on the result on disposal of discontinued operations for the first six months of 2016 is EUR 2 million (first six months of 2015: nil).

Net result from disposal of discontinued operations

During the first six months of 2016, ING Group sold its remaining shares in NN Group resulting in a net profit of EUR 448 million which is recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’.

In the first six months of 2015, Net result from disposal of discontinued operations mainly included a loss of EUR 1,224 million as a result of the further sale and deconsolidation of NN Group at the end of May 2015, a loss on revaluation of the remaining stake in NN Group amounting to EUR 33 million and a profit of EUR 323 million on the final divestment of Voya in March 2015 to reduce ING Group’s stake in Voya from 18.9% (at 31 December 2014) to zero.

Reference is made to Note 23 ‘Other events’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	27

Notes to the Condensed consolidated statement of profit or loss

17 Earnings per ordinary share

Earnings per ordinary share[1]
	Amount (in EUR million)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in EUR)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2016	2015	2016	2015	2016	2015
Net result	2,552	2,127	3,872.7	3,860.1
Basic earnings	2,552	2,127	3,872.7	3,860.1	0.66	0.55

Effect of dilutive instruments:
Stock option and share plans			2.6	6.5

			2.6	6.5

Diluted earnings	2,552	2,127	3,875.3	3,866.6	0.66	0.55

1	Earnings per ordinary share, for the six months ended 30 June 2015, is impacted by the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

Dilutive instruments

Diluted earnings per share is calculated as if the stock options and share plans outstanding at the end of the period had been exercised at the beginning of the period and assuming that the cash received from exercised stock options and share plans is used to buy own shares against the average market price during the period. The net increase in the number of shares resulting from exercising stock options and share plans is added to the average number of shares used for the calculation of diluted earnings per share.

Earnings per ordinary share from continuing operations
	Amount (in EUR million)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in EUR)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2016	2015	2016	2015	2016	2015
Basic earnings[1]	2,552	2,127	3,872.7	3,860.1
Less: Total net result from discontinued operations[1]	442	–532

Basic earnings from continuing operations	2,110	2,659	3,872.7	3,860.1	0.54	0.69
Effect of dilutive instruments:
Stock option and share plans			2.6	6.5

			2.6	6.5

Diluted earnings from continuing operations	2,110	2,659	3,875.3	3,866.6	0.54	0.69

1	Basic earnings and Total net result from discontinued operations, for the six months ended 30 June 2015, are impacted by the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	28

Notes to the Condensed consolidated statement of profit or loss

Earnings per ordinary share from discontinued operations[1]
	Amount (in EUR million)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in EUR)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2016	2015	2016	2015	2016	2015
Net result from discontinued operations		401
Net result from classification as discontinued operations		2
Net result from disposal of discontinued operations	442	–935

Total net result from discontinued operations	442	–532	3,872.7	3,860.1

Basic earnings from discontinued operations	442	–532	3,872.7	3,860.1	0.12	–0.14
Effect of dilutive instruments:
Stock option and share plans			2.6	6.5

			2.6	6.5

Diluted earnings from discontinued operations	442	–532	3,875.3	3,866.6	0.12	–0.14

1	Earnings per ordinary share from discontinued operations, for the six months ended 30 June 2015, is impacted by the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

18 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2014
– Final dividend, paid in cash in May 2015	0.12	464
In respect of 2015
– Interim dividend, paid in cash in August 2015	0.24	929
– Final dividend, paid in cash in May 2016	0.41	1,590

Total dividend paid in respect of 2015	0.65	2,519
In respect of 2016
– Interim dividend declared	0.24	930

On 25 April 2016, the Annual General Meeting of Shareholders ratified the total dividend of EUR 0.65 per ordinary share of EUR 0.24, as proposed in respect of 2015. The final dividend was paid entirely in cash.

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	29

Segment reporting

Segment reporting

19 Segments

a. General

ING Group’s segments are based on the internal reporting structures by lines of business.

The following table specifies the segments by line of business and the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments of the Banking results by line of business	Main source of income
Retail Netherlands (Market Leaders)	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

Retail Belgium (Market Leaders)	Income from retail and private banking activities in Belgium, including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany (Challengers and Growth Markets)	Income from retail and private banking activities in Germany. The main products offered are current and savings accounts, mortgages and other customer lending.

Retail Other (Challengers and Growth Markets)	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.

Wholesale Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.

The geographical segments for the Banking results are presented on page 34.

Specification of geographical segments
Geographical segments	Main countries
Netherlands

Belgium	Including Luxembourg

Germany	Including Austria

Other Challengers	Australia, France, Italy, Spain, Czech Republic and UK Legacy run-off portfolio

Growth Markets	Poland, Romania, Turkey and Asian bank stakes

Wholesale Banking Rest of World	UK, Americas, Asia and other countries in Central and Eastern Europe

Other	Corporate Line Banking and the run-off portfolio of Real Estate

The Executive Board of ING Group and the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

The accounting policies of the segments are the same as those described in Note 1 ‘Accounting policies’ of the 2015 ING Group Consolidated annual accounts. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is derived by excluding from IFRS-EU the following: special items; the impact of divestments and Legacy Insurance.

Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative periods also reflect the impact of current period’s divestments. Legacy Insurance consists of the intercompany eliminations between ING Bank and NN Group until deconsolidation at the end of May 2015, the results from Insurance Other and the results from discontinued operations. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

In addition to the segments by business line as described above, ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Underlying result as presented below is a non-GAAP financial measure and is not a measure of financial performance under IFRS-EU. Because underlying result is not determined in accordance with IFRS-EU, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported in the IFRS-EU Condensed consolidated statement of profit or loss below. The information presented in this note is in line with the information presented to the Executive and Management Boards.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	30

Segment reporting

b. ING Group

ING Group Total
6 month period 1 January to 30 June 2016	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest result	6,559	–44	6,515		6,515
– Commission income	1,218		1,217		1,217
– Total investment and other income	890	12	902		902

Total underlying income	8,666	–32	8,634		8,634
Underlying expenditure
– Operating expenses	4,870	–2	4,868		4,868
– Additions to loan loss provision	571		571		571

Total underlying expenses	5,441	–2	5,439		5,439

Underlying result before taxation	3,225	–30	3,195		3,195
Taxation	909	–11	898		898
Non-controlling interests	39		39		39

Underlying net result	2,277	–19	2,259		2,259
Special items	–13		–13		–13
Insurance Other[2]				–136	–136

Net result IFRS-EU (continuing operations)	2,265	–19	2,246	–136	2,110
Total net result from discontinued operations NN Group				442	442

Net result IFRS-EU attributable to equity holder of the parent	2,265	–19	2,246	306	2,552

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).
2	Insurance Other comprises mainly the net result relating to warrants on the shares of Voya Financial and NN Group.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	31

Segment reporting

ING Group Total
6 month period 1 January to 30 June 2015	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest result	6,377	–100	6,278		6,278
– Commission income	1,189		1,189		1,189
– Total investment and other income	1,029	11	1,040		1,040

Total underlying income	8,596	–89	8,507		8,507
Underlying expenditure
– Operating expenses	4,442	18	4,460		4,460
– Additions to loan loss provision	785		785		785

Total underlying expenses	5,226	18	5,245		5,245

Underlying result before taxation	3,369	–107	3,262		3,262
Taxation	940	–19	921		921
Non-controlling interests	36		36		36

Underlying net result	2,393	–88	2,304		2,304
Divestments	367		367		367
Special items	–27		–27		–27
Intercompany eliminations between ING Bank and NN Group[2]				–20	–20
Insurance Other[3]				35	35

Net result IFRS-EU (continuing operations)	2,732	–88	2,644	15	2,659
Total net result from discontinued operations NN Group[4]				–855	–855
Total net result from discontinued operations Voya				323	323

Net result IFRS-EU attributable to equity holder of the parent	2,732	–88	2,644	–517	2,127

1	Comprised for the most part the funding charges of ING Groep N.V. (Holding).
2	Intercompany eliminations between ING Bank and NN Group, prior to deconsolidation at the end of May 2015.
3	Insurance Other comprised mainly the net result relating to warrants on the shares of Voya Financial.
4	Total net result from discontinued operations, for the six months ended 30 June 2015, is adjusted as a result of the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

Reconciliation between Underlying and IFRS-EU income, expenses and net result
	Income		Expenses		Net result[1]
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2016	2015	2016	2015	2016	2015
Underlying	8,634	8,507	5,439	5,245	2,259	2,304
Divestments		367				367
Special items			17	37	–13	–27
Intercompany eliminations between ING Bank and NN Group		–28		–1		–20
Insurance Other	–136	32		4	–136	35

IFRS-EU (continuing operations)	8,498	8,878	5,456	5,284	2,110	2,659
Total net result from discontinued operations[2]					442	–532

Net result IFRS-EU attributable to equity holder of the parent					2,552	2,127

1	Net result, after tax and non-controlling interests.
2	Total net result from discontinued operations, for the six months ended 30 June 2015, is adjusted as a result of the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.

Divestments in the first six months of 2015 mainly reflect the result from the merger between ING Vysya Bank and Kotak Mahindra Bank.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	32

Segment reporting

Special items in both the first six months of 2016 and 2015 comprise additional charges related to previously announced restructuring programmes in Retail Netherlands.

Reference is made to Note 16 ‘Discontinued operations’ for information on Discontinued operations.

c. Banking activities

Segments Banking by line of business
6 month period 1 January to 30 June 2016	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	1,832	969	839	1,023	1,827	25	6,515
– Commission income	269	208	83	135	524	–2	1,217
– Total investment and other income	58	148	63	213	436	–16	902

Total underlying income	2,159	1,325	985	1,371	2,787	7	8,634
Underlying expenditure
– Operating expenses	1,400	730	510	828	1,265	135	4,868
– Additions to loan loss provision	99	89	22	122	240		571

Total underlying expenses	1,499	818	532	949	1,505	135	5,439

Underlying result before taxation	661	507	452	422	1,282	–128	3,195
Taxation	161	161	135	95	416	–71	898
Non-controlling interests		–1	1	33	6		39

Underlying net result	499	347	316	293	860	–57	2,259
Special items	–13						–13

Net result IFRS-EU	487	347	316	293	860	–57	2,246

Segments Banking by line of business
6 month period 1 January to 30 June 2015	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other[1]	Wholesale Banking[1]	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	1,846	996	786	959	1,780	–90	6,278
– Commission income	247	217	80	151	495		1,189
– Total investment and other income	138	85	73	48	785	–89	1,040

Total underlying income	2,231	1,298	939	1,158	3,060	–180	8,507
Underlying expenditure
– Operating expenses	1,161	815	410	795	1,203	76	4,460
– Additions to loan loss provision	292	88	27	95	283		785

Total underlying expenses	1,453	903	437	890	1,487	76	5,245

Underlying result before taxation	778	395	503	268	1,573	–256	3,262
Taxation	197	140	170	69	411	–66	921
Non-controlling interests		4	1	26	6		36

Underlying net result	581	252	332	173	1,157	–190	2,304
Divestments				367			367
Special items	–27						–27

Net result IFRS-EU	553	252	332	540	1,157	–190	2,644

1	Amounts are adjusted for comparison purposes. Czech Republic, previously fully reported within Wholesale Banking is now segmented to both Retail and Wholesale Banking.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	33

Segment reporting

Geographical segments Banking
6 month period 1 January to 30 June 2016	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest result	2,318	1,087	989	701	600	796	25	6,515
– Commission income	401	268	120	72	137	221	–1	1,217
– Total investment and other income	157	264	76	54	226	123	3	902

Total underlying income	2,875	1,618	1,186	826	963	1,140	27	8,634
Underlying expenditure
– Operating expenses	1,764	904	556	454	532	517	139	4,868
– Additions to loan loss provision	194	126	22	66	102	61		571

Total underlying expenses	1,959	1,030	578	520	634	578	139	5,439

Underlying result before taxation	916	588	607	306	329	562	–112	3,195
Taxation	225	183	186	94	62	215	–67	898
Non-controlling interests		–1	1		39			39

Underlying net result	691	406	421	213	228	346	–46	2,259
Special items	–13							–13

Net result IFRS-EU	679	406	421	213	228	346	–46	2,246

Geographical segments Banking
6 month period 1 January to 30 June 2015	Netherlands	Belgium	Germany	Other Challengers[1]	Growth Markets	Wholesale Banking Rest of World[1]	Other	Total Banking
Underlying income
– Net interest result	2,365	1,161	860	626	566	789	–89	6,278
– Commission income	370	274	99	83	135	230		1,189
– Total investment and other income	184	282	83	–24	155	389	–29	1,040

Total underlying income	2,918	1,716	1,042	685	856	1,408	–119	8,507
Underlying expenditure
– Operating expenses	1,497	1,015	442	407	535	478	86	4,460
– Additions to loan loss provision	466	82	27	49	92	69		785

Total underlying expenses	1,962	1,097	469	456	627	547	86	5,245

Underlying result before taxation	956	619	573	229	229	860	–205	3,262
Taxation	240	204	192	87	38	204	–45	921
Non-controlling interests		4	1		32			36

Underlying net result	715	412	380	142	159	656	–160	2,304
Divestments					367			367
Special items	–27							–27

Net result IFRS-EU	688	412	380	142	526	656	–160	2,644

1	Amounts are adjusted for comparison purposes. Czech Republic, previously reported within Wholesale Banking Rest of the World is now reported under Other Challengers.

IFRS-EU statements of financial position by segment are not reported internally to, and not managed by, the chief operating decision maker.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	34

Additional notes to the Condensed consolidated interim accounts

20 Fair value of financial assets and liabilities

The estimated fair values of financial assets and liabilities represent the price at which an orderly transaction to sell the financial asset or to transfer the financial liability would take place between market participants at the balance sheet date (‘exit price’). The fair value of financial assets and liabilities is based on quoted market prices, where available. Such quoted market prices are primarily obtained from exchange prices for listed instruments. Where an exchange price is not available, market prices are obtained from independent market vendors, brokers or market makers. Because substantial trading markets do not exist for all financial instruments, various techniques have been developed to estimate the approximate fair values of financial assets and liabilities that are not actively traded. These techniques are subjective in nature and involve various assumptions about the relevant pricing factors, especially for inputs that are not readily available in the market (such as credit spreads for own-originated loans and advances to customers). Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realisable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values. Where exposures of a group of financial assets and financial liabilities are managed on a net basis, ING applies the IFRS-EU exception that allows ING to measure the fair value of the group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or settle a net short position.

To include credit risk in the fair valuation, ING applies both credit and debit valuation adjustments (CVA, DVA). Own issued debt and structured notes that are valued at fair value are adjusted for credit risk by means of a DVA. Additionally, derivatives valued at fair value are adjusted for credit risk by a CVA. The CVA is of a bilateral nature as both the credit risk on the counterparty as well as the credit risk on ING are included in the adjustment. All market data that is used in the determination of the CVA is based on market implied data.

Additionally, wrong-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty decreases) and right-way risk (when exposure to a counterparty is increasing and the credit quality of that counterparty increases) are included in the adjustment. ING also applies CVA for pricing credit risk into new external trades with counterparties.

Further information on the methods and assumptions that are used by ING Group to estimate the fair value of the financial instruments is disclosed in the 2015 ING Group Consolidated annual accounts in Note 40 ‘Fair value of assets and liabilities’.

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain items per the statement of financial position are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	35

Additional notes to the Condensed consolidated interim accounts

Fair value of financial assets and liabilities
	Estimated fair value		Statement of financial position value
	30 June 2016	31 December 2015	30 June 2016	31 December 2015
Financial assets
Cash and balances with central banks	26,121	21,458	26,121	21,458
Amounts due from banks	29,194	30,132	29,024	29,988
Financial assets at fair value through profit or loss
– trading assets	147,110	131,467	147,110	131,467
– non-trading derivatives	2,653	3,347	2,653	3,347
– designated as at fair value through profit or loss	4,865	3,234	4,865	3,234
Investments
– available-for-sale	88,545	87,000	88,545	87,000
– held-to-maturity	7,886	7,855	7,790	7,826
Loans and advances to customers[1]	566,746	711,771	554,969	700,807
Other assets[2]	17,781	11,329	17,781	11,329

	890,901	1,007,593	878,858	996,456
Financial liabilities
Subordinated loans	6,369	7,044	6,713	7,265
Debt securities in issue	119,347	121,770	119,384	121,289
Other borrowed funds	10,130	9,223	10,099	9,146
Amounts due to banks	35,041	34,334	34,682	33,813
Customer deposits and other funds on deposit[1]	513,999	664,833	512,819	664,241
Financial liabilities at fair value through profit or loss
– trading liabilities	114,166	88,807	114,166	88,807
– non-trading derivatives	3,900	4,257	3,900	4,257
– designated as at fair value through profit or loss	12,491	12,616	12,491	12,616
Other liabilities[3]	17,532	11,622	17,532	11,622

	832,975	954,506	831,786	953,056

1	Loans and advances to customers and Customer deposits and other funds on deposit, as at 31 December 2015, are adjusted as a result of a change in accounting policies. Reference is made to Note 1 ‘Accounting policies’ – Changes in accounting policies in 2016.
2	Other assets do not include, among others: (deferred) tax assets, net defined benefit asset and property development and obtained from foreclosures.
3	Other liabilities do not include, among others: (deferred) tax liabilities, net defined benefit and related employee benefit liabilities, reorganisation and other provisions and other taxation and social security contributions.

Fair value hierarchy

ING Group has categorised its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques supported by unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Financial assets in Level 3 include for example illiquid debt securities, complex OTC and credit derivatives, certain complex loans (for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available) and asset backed securities for which there is no active market and a wide dispersion in quoted prices.

Observable inputs reflect market data obtained from independent sources. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates and certain credit spreads. Transfers into and transfers out of fair value hierarchy levels are recognised as of the date of the event or change in circumstances that caused the transfer. Further information on the fair value hierarchy is disclosed in the 2015 ING Group Consolidated annual accounts in Note 40 ‘Fair value of assets and liabilities’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	36

Additional notes to the Condensed consolidated interim accounts

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	30 June 2016
	Level 1	Level 2	Level 3	Total
Financial Assets
Trading assets	22,888	123,022	1,200	147,110
Non-trading derivatives	3	2,549	101	2,653
Financial assets designated as at fair value through profit or loss	340	3,207	1,318	4,865
Available-for-sale investments	82,051	5,930	564	88,545

	105,282	134,708	3,183	243,173
Financial liabilities
Trading liabilities	8,056	104,816	1,294	114,166
Non-trading derivatives		3,888	12	3,900
Financial liabilities designated as at fair value through profit or loss	1,504	10,841	146	12,491

	9,560	119,545	1,452	130,557

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	31 December 2015
	Level 1	Level 2	Level 3	Total
Financial Assets
Trading assets	27,126	103,195	1,146	131,467
Non-trading derivatives	4	3,175	168	3,347
Financial assets designated as at fair value through profit or loss	242	2,654	338	3,234
Available-for-sale investments	81,640	4,667	693	87,000

	109,012	113,691	2,345	225,048
Financial liabilities
Trading liabilities	9,037	78,531	1,239	88,807
Non-trading derivatives		4,256	1	4,257
Financial liabilities designated as at fair value through profit or loss	1,578	10,840	198	12,616

	10,615	93,627	1,438	105,680

Main changes in fair value hierarchy in the first six months of 2016

In the first six months of 2016, the increase in Level 2 financial assets and liabilities is mainly due to increased (reverse) repo balances.

There were no significant transfers between Level 1 and Level 2.

In the first six months of 2016, there were no changes in the valuation techniques.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	37

Additional notes to the Condensed consolidated interim accounts

Changes in Level 3 Financial assets
	6 month period ended 30 June 2016
	Trading assets	Non-trading derivatives	Financial assets designated as at fair value through profit or loss	Available- for-sale investments	Total
Opening balance	1,146	168	338	693	2,345
Amounts recognised in the statement of profit or loss during the period	140	–210	–6	175	99
Revaluation recognised in equity during the period				–141	–141
Purchase of assets	42	27	1,463	19	1,551
Sale of assets	–41	–5	–392	–148	–586
Maturity/settlement	–53			–3	–56
Transfers into Level 3	14	62			76
Transfers out of Level 3	–45		–85	–6	–136
Exchange rate differences	–2			–4	–6
Changes in the composition of the group and other changes	–1	59		–21	37

Closing balance	1,200	101	1,318	564	3,183

In the first six months of 2016, financial assets were transferred out of Level 3 on the basis that the valuation is not significantly impacted by unobservable inputs.

Included in ‘Amounts recognised in the statement of profit or loss during the period’, is EUR 163 million related to the release of revaluation reserves on shares held in VISA Europe Limited. For further information on the VISA transaction, reference is made to Note 23 ‘Other events’.

Changes in Level 3 Financial assets
	year ended 31 December 2015
	Trading assets	Non-trading derivatives	Financial assets designated as at fair value through profit or loss	Available- for-sale investments	Total
Opening balance	810	310	90	573	1,783
Amounts recognised in the statement of profit or loss during the year	146	–163	–55	30	–42
Revaluation recognised in equity during the year				171	171
Purchase of assets	356	4	467	125	952
Sale of assets	–76		–148	–209	–433
Maturity/settlement	–46	–1	–16	–5	–68
Transfers into Level 3	11				11
Transfers out of Level 3	–61				–61
Exchange rate differences	6	18		23	47
Changes in the composition of the group and other changes				–15	–15

Closing balance	1,146	168	338	693	2,345

In 2015, there were no significant transfers into or out of Level 3.

Included in ‘Revaluation recognised in equity during the year’, was an amount of EUR 154 million related to available-for-sale equity securities held in VISA Europe Limited.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	38

Additional notes to the Condensed consolidated interim accounts

Changes in Level 3 Financial liabilities
	6 month period ended 30 June 2016
	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit or loss	Total
Opening balance	1,239	1	198	1,438
Amounts recognised in the statement of profit or loss during the period	135		–4	131
Issue of liabilities	29	11	3	43
Early repayment of liabilities	–31	–11	–8	–50
Maturity/settlement	–30			–30
Transfers into Level 3	18	11	1	30
Transfers out of Level 3	–60		–44	–104
Exchange rate differences	–3			–3
Changes in the composition of the group and other changes	–3			–3

Closing balance	1,294	12	146	1,452

Changes in Level 3 Financial liabilities
	year ended 31 December 2015
	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit or loss	Total
Opening balance	997	16	323	1,336
Amounts recognised in the statement of profit or loss during the year	120	–15	–83	22
Issue of liabilities	244		121	365
Early repayment of liabilities	–54		–31	–85
Maturity/settlement	–24		–15	–39
Transfers into Level 3	12			12
Transfers out of Level 3	–65		–117	–182
Exchange rate differences	9			9

Closing balance	1,239	1	198	1,438

In 2015 and the first six months of 2016, financial liabilities were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	39

Additional notes to the Condensed consolidated interim accounts

Amounts recognised in the statement of profit or loss during the period (Level 3)
	6 month period ended 30 June 2016
	Held at balance sheet date	Derecognised during the period	Total
Financial assets
Trading assets	140		140
Non-trading derivatives	–210		–210
Financial assets designated as at fair value through profit or loss	–6		–6
Available-for-sale investments	–1	176	175

	–77	176	99
Financial liabilities
Trading liabilities	135		135
Financial liabilities designated as at fair value through profit or loss	–4		–4

	131	–	131

Amounts recognised in the statement of profit or loss during the year (Level 3)
	year ended 31 December 2015
	Held at balance sheet date	Derecognised during the year	Total
Financial assets
Trading assets	146		146
Non-trading derivatives	–163		–163
Financial assets designated as at fair value through profit or loss	–55		–55
Available-for-sale investments	–34	64	30

	–106	64	–42
Financial liabilities
Trading liabilities	120		120
Non-trading derivatives	–15		–15
Financial liabilities designated as at fair value through profit or loss	–83		–83

	22	–	22

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the period that relates to Level 3 assets and liabilities are included in the statement of profit or loss as follows:

•	Results on trading assets and trading liabilities are included in Other income - Net trading income;

•	Non-trading derivatives are included in Other income - Valuation results on non-trading derivatives;

•	Financial assets and liabilities designated as at fair value through profit or loss are included in Other income - Valuation results on non-trading derivatives - Valuation results on assets and liabilities designated as at fair value through profit or loss (excluding trading);

•	Changes in the fair value of Real estate investments are included in Investment income; and

•	Impairments on Property in own use are included in Other operating expenses - Intangible amortisation and (reversals) of impairments.

Unrealised gains and losses recognised in Other comprehensive income that relate to Available-for-sale investments are included in the Revaluation reserve – Available-for-sale reserve and other. Unrealised gains and losses on Property in own use are also included in the Revaluation reserve – Property in own use reserve.

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the statement of financial position as at 30 June 2016 of EUR 243 billion includes an amount of EUR 3.2 billion (1.3%) which is classified as Level 3 (31 December 2015: EUR 2.3 billion, being 1.0%). Changes in Level 3 from 31 December 2015 to 30 June 2016 are disclosed above in the table ‘Changes in Level 3 Financial assets’.

Financial liabilities measured at fair value in the statement of financial position as at 30 June 2016 of EUR 131 billion includes an amount of EUR 1.5 billion (1.1%) which is classified as Level 3 (31 December 2015: EUR 1.4 billion, being 1.3%). Changes in Level 3 from 31 December 2015 to 30 June 2016 are disclosed above in the table ‘Changes in Level 3 Financial liabilities’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	40

Additional notes to the Condensed consolidated interim accounts

Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using valuation techniques that incorporate unobservable inputs and assets and liabilities for which the fair value was determined using quoted prices, but for which the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates and certain credit spreads. Fair values that are determined using valuation techniques using unobservable inputs are sensitive to the inputs used. Fair values that are determined using quoted prices are not sensitive to unobservable inputs, as the valuation is based on unadjusted external price quotes. These are classified in Level 3 as a result of the illiquidity in the relevant market, but are not significantly sensitive to ING’s own unobservable inputs.

Of the total amount of financial assets classified as Level 3 as at 30 June 2016 of EUR 3.2 billion (31 December 2015: EUR 2.3 billion), an amount of EUR 0.9 billion (28%) (31 December 2015: EUR 0.9 billion, being 39%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 1.3 billion (31 December 2015: EUR 0.3 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 1.0 billion (31 December 2015: EUR 1.1 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable. This relates mainly to assets that are classified as Available-for-sale investments, for which changes in fair value are recognised in shareholders’ equity and do not directly impact profit or loss.

Of the total amount of financial liabilities classified as Level 3 as at 30 June 2016 of EUR 1.5 billion (31 December 2015: EUR 1.4 billion), an amount of EUR 0.7 billion (47%) (31 December 2015: EUR 0.7 billion, being 50%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.2 billion (31 December 2015: EUR 0.2 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.6 billion (31 December 2015: EUR 0.5 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range could change from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section ‘Sensitivity analysis of unobservable inputs (Level 3)’ below.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	41

Additional notes to the Condensed consolidated interim accounts

Valuation techniques and range of unobservable inputs (Level 3)
30 June 2016	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit or loss
Debt securities	63		Price based	Price (%)	0%	120%
			Net asset value	Price (%)	14%	31%
Loans and advances	1,317	6	Price based	Price (%)	0%	99%
			Present value techniques	Credit spread (bps)	101	150
Structured notes	8	154	Price based	Price (%)	0%	108%
			Net asset value	Price (%)	31%	31%
			Option pricing model	Equity volatility (%)	15%	90%
				Equity/Equity correlation	0.3	0.9
				Equity/FX correlation	–0.5	0.1
				Dividend yield (%)	0%	4%
				Interest rate volatility (%)	n.a.	n.a.
			Present value techniques	Implied correlation	0.7	0.8
Derivatives
– Rates	606	662	Option pricing model	Interest rate volatility (bps)	31	300
				Interest rate correlation	0.9	0.9
				IR/INF correlation	0.5	0.5
			Present value techniques	Reset spread (%)	2%	2%
				Prepayment rate (%)	5%	10%
				Inflation rate (%)	1%	3%
– FX	413	395	Present value techniques	Inflation rate (%)	1%	2%
– Credit	59	29	Present value techniques	Credit spread (bps)	8	2,698
				Implied correlation	0.6	1.0
				Jump rate (%)	12%	12%
– Equity	153	206	Option pricing model	Equity volatility (%)	0%	126%
				Equity/Equity correlation	–0.1	1.0
				Equity/FX correlation	–1.0	0.6
				Dividend yield (%)	0%	12%
– Other	0	0	Option pricing model	Commodity volatility (%)	9%	58%
				Com/Com correlation	0.2	0.9
				Com/FX correlation	–0.7	0.0
Available for sale
– Debt	59		Price based	Price (%)	0%	90%
			Present value techniques	Credit spread (bps)	334	400
				Weighted average life (yr)	1.6	3.2
– Equity	505		Discounted cash flow	Financial Statements	n.a.	n.a.
			Multiplier method	Observable market factors	n.a.	n.a.
			Comparable transactions		n.a.	n.a.

Total	3,183	1,452

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	42

Additional notes to the Condensed consolidated interim accounts

Valuation techniques and range of unobservable inputs (Level 3)
31 December 2015	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Lower range	Upper range
At fair value through profit or loss
Debt securities	72		Price based	Price (%)	1%	115%
			Net asset value	Price (%)	15%	33%
Loans and advances	356	7	Price based	Price (%)	0%	100%
			Present value techniques	Credit spread (bps)	130	135
Structured notes		198	Price based	Price (%)	0%	111%
			Net asset value	Price (%)	33%	33%
			Option pricing model	Equity volatility (%)	10%	109%
				Equity/Equity correlation	0.6	0.9
				Equity/FX correlation	–0.5	0.3
				Dividend yield (%)	1%	5%
				Interest rate volatility (%)	n.a	n.a
			Present value techniques	Implied correlation	0.7	0.9
Derivatives
– Rates	480	602	Option pricing model	Interest rate volatility (bps)	21	93
				Interest rate correlation	0.9	0.9
				IR/INF correlation	0.5	0.5
			Present value techniques	Reset spread (%)	3%	3%
				Prepayment rate (%)	5%	5%
				Inflation rate (%)	2%	4%
– FX	412	359	Present value techniques	Inflation rate (%)	1%	3%
– Credit	42	50	Present value techniques	Credit spread (bps)	3	16,704
				Implied correlation	0.6	1.0
				Jump rate (%)	12%	12%
– Equity	289	222	Option pricing model	Equity volatility (%)	0%	136%
				Equity/Equity correlation	–0.1	1.0
				Equity/FX correlation	–1.0	1.0
				Dividend yield (%)	0%	13%
– Other	1		Option pricing model	Commodity volatility (%)	17%	82%
				Com/Com correlation	0.3	1.0
				Com/FX correlation	–0.8	0.6
Available for sale
– Debt	63		Price based	Price (%)	0%	98%
			Present value techniques	Credit spread (bps)	204	400
				Weighted average life (yr)	1.6	3.3
– Equity	630		Discounted cash flow	Financial Statements	n.a	n.a
			Multiplier method	Observable market factors	n.a	n.a
			Comparable transactions		n.a	n.a

Total	2,345	1,438

Further information on equity securities, credit spreads, volatility, correlation and interest rates is disclosed in the 2015 ING Group Consolidated annual accounts in Note 40 ‘Fair value of assets and liabilities’.

Sensitivity analysis of unobservable inputs (Level 3)

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	43

Additional notes to the Condensed consolidated interim accounts

If ING had used input values from the upper and lower bound of this range of reasonable possible alternative input values when valuing these instruments as of 30 June 2016, then the impact would have been higher or lower as indicated below. The purpose of this disclosure is to present the possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation.

As ING has chosen to apply a 90% confidence level already for its IFRS-EU valuation of fair valued financial instruments as of end of 2014, the downward valuation uncertainty has become immaterial, whereas the potential upward valuation uncertainty, reflecting a potential profit, has increased. Specifically for the AFS Equity positions the upward valuation uncertainty decreased.

For more detail on the valuation of fair valued instruments, refer to the 2015 ING Group Consolidated annual accounts, section ‘Risk Management – Market risk’, paragraph Fair values of financial assets and liabilities.

Valuation uncertainty in practice is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

Because of the approach taken, the valuation uncertainty in the table below is broken down by related risk class rather than by product.

In reality some valuation inputs are interrelated and it would be unlikely that all unobservable inputs would ever be simultaneously at the limits of their respective ranges of reasonably possible alternatives. Therefore it can be assumed that the estimates in the table below show a greater fair value uncertainty than the realistic position at period end.

Also, this disclosure does not attempt to indicate or predict future fair value move. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.

Sensitivity analysis of Level 3 instruments
30 June 2016	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Fair value through profit or loss
Equity (equity derivatives, structured notes)	212
Interest rates (Rates derivatives, FX derivatives)	94
Credit (Debt securities, Loans, structured notes, credit derivatives)	38
Available-for-sale
Equity	10	14
Debt	15

	369	14

Sensitivity analysis of Level 3 instruments
31 December 2015	Positive fair value movements from using reasonable possible alternatives	Negative fair value movements from using reasonable possible alternatives
Fair value through profit or loss
Equity (equity derivatives, structured notes)	246
Interest rates (Rates derivatives, FX derivatives)	83
Credit (Debt securities, Loans, structured notes, credit derivatives)	39
Available-for-sale
Equity	9	14
Debt	15

	392	14

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	44

Additional notes to the Condensed consolidated interim accounts

21 Companies and business acquired and divested

Acquisitions

There were no material acquisitions in the first six months of 2016 and 2015.

Divestments

Divestments in the first six months of 2016

There were no material divestments, of consolidated companies, in the first six months of 2016.

Other

For information on transactions related to ING Group’s shareholding in NN Group, reference is made to Note 6 ‘Assets held for sale’, Note 16 ‘Discontinued operations’, Note 22 ‘Related parties’ and Note 23 ‘Other events’.

Partial divestments in the first six months of 2015

NN Group

In the first six months of 2015, a number of divestment transactions resulted in a further decrease in the ownership of ING Group in NN Group from 68.14% (at 31 December 2014) to 37.61%. NN Group was deconsolidated and accounted for as an Investment in associate held for sale. Reference is made to Note 16 ‘Discontinued operations’ and Note 23 ‘Other events’.

Other

For information on transactions with regard to ING Group’s interest in ING Vysya Bank, reference is made to Note 13 ‘Other income’ and Note 22 ‘Related parties’.

22 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its subsidiaries, joint ventures, associates, key management personnel and various defined benefit and contribution plans. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. Transactions with related parties are disclosed in Note 52 ‘Related parties’ in the 2015 ING Group Consolidated annual accounts.

As a result of the further divestment transactions in the first six months of 2016, NN Group which was accounted for as an Investment in associate held for sale as at 31 December 2015, is no longer a related party of ING Group. Reference is made to Note 23 ‘Other events’.

ING Group’s Assets and Liabilities to Associates, as at 30 June 2016, amount to EUR 39 million (31 December 2015: EUR 2,629 million) and EUR 13 million (31 December 2015: EUR 616 million) respectively. No other significant changes in related party transactions occurred in the first six months of 2016.

In the first six months of 2015, the merger between ING Vysya Bank and Kotak Mahindra Bank was completed and the legal entity ING Vysya Bank ceased to exist. As a result of the transaction, ING Vysya is no longer a related party of ING Group.

23 Other events

NN Group

The table below provides a summary of NN Group divestment transactions during 2014, 2015 and the first six months of 2016:

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	45

Additional notes to the Condensed consolidated interim accounts

Summary of NN Group divestment transactions
Date	Interest % held before transaction	Portion of interest (change)	Interest % held after transaction	Price per share in EUR	Gross transaction value EUR millions	Impact on Shareholders’ equity	Impact on Non- controlling interest	Impact on Total equity	Impact on profit (+) or loss (-)[2]
July 2014	100.00%	–31.86%	68.14%	20.00	2,197	–3,251	5,397	2,146	–
February 2015	68.14%	–13.56%	54.58%	24.00	1,240	–1,769	3,042	1,273	–
May 2015[1]	54.58%	0.19%	54.77%	26.16	–57	–	–	–	–
May 2015[2]	54.77%	–12.34%	42.43%	25.46	1,148	–5,345	–10,801	–16,146	–1,224
June 2015[3]	42.43%	–4.20%	38.23%	24.78	352	–	–	–	1
June 2015[4]	38.23%	–0.62%	37.61%	24.95	53	–	–	–	–
September 2015[4]	37.61%	–0.49%	37.12%	26.78	45	–	–	–	2
September 2015[5]	37.12%	–11.36%	25.76%	25.00	1,000	–	–	–	–17
January 2016[6,7]	25.75%	–9.53%	16.22%	31.00	1,030	–	–	–	522
February 2016[8]	16.22%	–2.13%	14.09%	30.34	210	–	–	–	–8
April 2016[9,7]	14.08%	–14.08%	0%	30.15	1,406	–	–	–	–66

1	Capital injection into NN Group.
2	Deconsolidation of NN Group; remaining investment in NN Group accounted for as an Investment in associate held for sale. The loss on deconsolidation, as reported for the six months ended 30 June 2015, is adjusted as a result of the change in accounting approach for the NN Group Anchor investment transaction. Reference is made to Note 1 ‘Accounting policies’ – Change in accounting approach NN Group Anchor investment transaction.
3	Second tranche exchange of subordinated notes: Anchor investors.
4	NN Group share repurchase.
5	Further divestment of NN Group in September 2015.
6	Loss of significant influence over NN Group.
7	The dilution of ING Group’s ownership in NN Group, to 25.75% and 14.08% respectively, was as a result of shares issued by NN Group as part of its internal stock options and share plans.
8	Final tranche exchange of subordinated notes: Anchor investors.
9	Divestment of remaining shareholding in NN Group.

For further information on NN Group divestment transactions during 2014 and 2015, reference is made to the 2015 ING Group Consolidated annual accounts, Note 54 ‘Other events’.

January 2016 – Loss of significant influence over NN Group

On 5 January 2016, ING sold a further 33 million ordinary shares of NN Group. As part of the transaction, NN Group repurchased 8 million ordinary shares. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1 billion. The transaction reduced the ownership of ING in NN Group from 25.75% (as at 31 December 2015) to 16.22%. As a result of the transaction, together with ING Group no longer having any nominees on NN Group’s Supervisory Board as of 14 December 2015, ING Group no longer had significant influence over NN Group and accounted for its remaining stake in NN Group as an available-for-sale investment. The sale transaction, together with the revaluation of the remaining stake, resulted in a net profit of EUR 522 million and is recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’.

February 2016 – Final tranche exchange of subordinated notes: Anchor investors

On 2 February 2016, ING settled the exchange of the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the Anchor investment in NN Group. EUR 208 million of the notes were exchanged into 6.9 million NN Group ordinary shares with the three Anchor investors. EUR 130 million of notes were settled in cash with RRJ Capital. This transaction reduced ING’s remaining stake in NN Group from 16.22% to 14.09%. The transaction did not have a material impact on the shareholder’s equity or the statement of profit or loss of ING Group.

April 2016 – Divestment of remaining shareholding in NN Group

On 14 April 2016, ING Group sold its remaining shares in NN Group. The transaction involved the sale of 45.7 million ordinary shares of NN Group at gross proceeds of EUR 1,406 million and resulted in a net loss of EUR 66 million which is recognised in the statement of profit or loss, in the line ‘Net result from disposal of discontinued operations’.

Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’, Note 6 ‘Assets held for sale’, Note 16 ‘Discontinued operations’ and Note 22 ‘Related parties’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	46

Additional notes to the Condensed consolidated interim accounts

VISA

In 2015, VISA announced a definitive agreement for VISA Inc. to acquire VISA Europe. This announcement, together with letters received by ING Bank and its subsidiaries from VISA which detailed ING’s share in the transfer proceeds, provided the basis for reassessment of the fair value of shares held by ING Bank and its subsidiaries. The shares are recognised as Investment in available-for-sale equity securities. The fair value of the shares, EUR 154 million as at 31 December 2015, was determined by taking into account the upfront consideration, consisting of cash and preferred shares, the earn-out consideration and any uncertain factors that could affect the upfront and earn-out consideration. The increase in fair value of EUR 154 million was recognised in Equity in 2015. The transaction was subject to regulatory approvals.

Following an amendment to the agreement in April 2016, the transaction closed on 21 June 2016. The available-for-sale equity securities are derecognised from the statement of financial position with a corresponding release of the revaluation reserve recognised in Equity. The transaction resulted in a net profit of EUR 200 million and is recognised in the statement of profit or loss, in the first six months of 2016, in the line items ‘Investment income’ and ‘Other income’. Reference is made to Note 3 ‘Investments’, Note 8 ‘Equity’, Note 12 ‘Investment income’, Note 13 ‘Other income’ and Note 20 Fair value of financial assets and liabilities.

For further information, reference is made to the 2015 ING Group Consolidated annual accounts, Note 54 ‘Other events’.

Voya

The table below provides a summary of the various Voya divestment transactions which occurred in 2013, 2014 and 2015:

Summary of Voya divestment transactions
Date	Interest % held before transaction	Portion of interest sold	Interest % held after transaction	Price per share in USD	Gross Sales proceeds EUR millions	Impact on Shareholders’ equity	Impact in Non- controlling interest	Impact on Total equity	Impact on profit (+) or loss (-)
May 2013	100.0%	–28.8%	71.2%	19.50	1,061	–1,894	2,954	1,060	–
October 2013	71.2%	–14.6%	56.5%	29.50	786	–632	1,394	762	–
March 2014[1]	56.5%	–13.3%	43.2%	35.23	950	87	–5,100	–5,013	–2,005
September 2014	43.2%	–10.8%	32.5%	38.85	888	–	–	–	40
November 2014[2]	32.5%	–13.5%	18.9%	39.15	1,068	–	–	–	418
March 2015	18.9%	–18.9%	0%	44.20	1,802	–77	–	–77	323

1	Deconsolidation of Voya; remaining investment in Voya accounted for as an Investment in associate held for sale at fair value of EUR 2,914 million.
2	Loss of significant influence over Voya; remaining investment accounted for as an available-for-sale equity investment held for sale.

In March 2015, ING Group sold 45.6 million ordinary shares of Voya. ING Group sold 32 million Voya shares in the public offering and in addition to this, ING Group sold 13.6 million shares to Voya. The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amounted to EUR 1.8 billion (USD 2.0 billion).

The sale of the total 45.6 million shares from the combined transactions reduced ING Group’s stake in Voya from 18.9% (at 31 December 2014) to zero. The transactions resulted in a profit of EUR 323 million and was recognised in the statement of profit or loss in the line ‘Net result from disposal of discontinued operations’.

Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’ and Note 16 ‘Discontinued operations’.

24 Subsequent events

Interest rate derivatives (‘SME swaps’)

On 5 July 2016, the Independent Derivatives Commission, appointed based on recommendation by the Autoriteit Financiële Markten (‘AFM’; The Netherlands Authority for the Financial Markets), proposed a uniform framework for compensation of Dutch small and medium-sized enterprise (‘SME’) clients regarding interest rate derivatives that were sold to clients in connection with floating interest rate loans. ING agreed to adopt the proposed uniform framework. As a result of this, ING, on a best estimate basis, revised its provision as included in Other liabilities – Other provisions as at 30 June 2016.

Reference is made to Note 11 ‘Other liabilities’ and Note 15 ‘Other operating expenses’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	47

Other information

Independent review report

Review report

To: the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

Introduction

We have reviewed the accompanying condensed consolidated interim financial information as at 30 June 2016 of ING Groep N.V., Amsterdam (the ‘company’), which comprises the condensed consolidated statement of financial position as at 30 June 2016, the condensed consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the period of six months ended 30 June 2016, and the notes. The Executive Board is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including Standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at 30 June 2016 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Amstelveen, 2 August 2016

KPMG Accountants N.V.

M.A. Hogeboom RA

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	48

Important legal information

ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2015 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) potential consequences of European Union countries leaving the European Union, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING’s ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

www.ing.com

ING Group Condensed consolidated interim financial information for the period ended 30 June 2016 - Unaudited	49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P.G. Flynn
Name: P.G. Flynn
Title: CFO ING Groep N.V.

By:	/s/ N.R. Tambach
Name: N.R. Tambach
Title: Group Controller ING

Dated: 4 August 2016